1933 Act File No.: 333-148457

1940 Act File No.: 811-22160

CIK No.: 1421757

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

BLPP 1

B. Name of depositor:

BARCLAYS CAPITAL INC.

C. Complete address of depositor’s principal executive offices:

200 Park Avenue

New York, New York 10166

D. Name and complete address of agent for service:

WITH A COPY TO:

SHIRIN EMAMI	SCOTT R. ANDERSON
Barclays Capital Inc. 200 Park Avenue New York, New York 10166	Chapman and Cutler LLP 111 W. Monroe Chicago, Illinois 60603-4080

E. Title of securities being registered:

Units of undivided beneficial interest in the trust

F. Approximate date of proposed public offering:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

☐	Check box if it is proposed that this filing will become effective on , 2008 at pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated March 6, 2008

[BARCLAYS LOGO]

BLPP PORTFOLIO 2008-1

(a unit investment trust included in BLPP 1)

BLPP Portfolio 2008-1 (the “Company”) seeks to provide capital appreciation potential combined with loss protection using a [seven]-year strategy that seeks to capture any price appreciation of the [Standard & Poor’s 500] Index (the “Index”) over this period. The Company is intended to return to unitholders on or about the Company’s mandatory termination date in [seven] years (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by the percentage increase in the value of the Index, if any, from the value of the Index at the close of the market on the day before the Company’s initial date of deposit (the “Starting Value”) to the value of the Index at the close of the market on the Company’s mandatory termination date (the “Closing Value”). The value of the Index does not include dividends paid on any of the stocks in the Index. There can be no assurance that the Company will achieve its objective.

Prospectus

                    , 2008

Patent Pending

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

INVESTMENT OVERVIEW

Investment Objective

The Company seeks to provide capital appreciation potential combined with loss protection for unitholders that hold their investment through the Company’s termination date.

For a discussion of the tax consequences of owning units, please see “Investor Information—Taxes.” If you redeem units prior to termination of the Company, you will receive an in-kind distribution of Warrants (defined herein). As described under “Investor Information—Taxes,” if you hold all of the Warrants distributed to you after a unit redemption, any gain or loss that you realize on the Warrants after you receive them will likely be taxed as short-term capital gain or loss regardless of how long you hold the Warrants. If you sell some of the Warrants at a different time, you could have different tax consequences. If you purchase units on the date of this prospectus and hold units through the Company’s mandatory termination date in approximately [seven] years, any gain or loss would be treated as long-term capital gain or loss as described under “Investor Information—Taxes.” Please consult your own tax advisor concerning the consequences of investing in units and any Warrants received upon a unit redemption.

Principal Investment Strategy

The Company seeks to achieve its objective by investing in securities linked to the Index (the “Securities”) that collectively provide exposure to potential increases in the value of the Index while also providing protection against decreases in the value of the Index at termination of the Company. The Company is intended to return to unitholders on or about the Company’s termination date in [seven] years (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by the percentage increase in the value of the Index, if any, from the Starting Value of the Index to the Closing Value of the Index. The value of the Index does not include dividends paid on any of the stocks in the Index. There can be no assurance that the Company will achieve its objective.

The Securities in the Company’s portfolio consist of warrants linked to the Index (the “Warrants”) and options linked to the Index (the “Options”). The Securities include three types of Warrants and two types of Options that each obligate the related issuer to make a payment to the holder upon expiration of the Warrants or Options based on the Closing Value of the Index relative to the Starting Value of the Index. The Warrants consist of Call Warrant A, Call Warrant B and a Put Warrant. The Options consist of Call Option A and Call Option B. Call Warrants A and B and the Options are collectively referred to herein as the “Call Securities.” Call Warrant A and Call Option A each provide the same economic exposure to the Index. Call Warrant B and Call Option B each provide the same exposure to the Index. Call Warrants A and B are issued by one issuer and Call Options A and B are issued by another issuer. Call Warrant A and Call Option A provide exposure to any appreciation in the value of the Index. Call Warrant A and Call Option A each obligate the related issuer to pay the Company an amount per unit at expiration approximately equal to [$1,000] multiplied by the following quotient, expressed as a percentage:

Index Closing Value – Index Starting Value
Index Starting Value

Call Warrant B and Call Option B each obligate the related issuer to pay the Company an amount per unit at expiration of approximately equal to [$1,000] multiplied by the following quotient, expressed as a percentage and not to exceed 100%:

Index Closing Value – ([70%] of Index Starting Value)
Index Starting Value

If the Closing Value of the Index is less than the Starting Value, Call Warrant A and Call Option A will expire without a payment being made to the Company. If the Closing Value of the Index is less than [70%] of the Starting Value, Call Warrant B and Call Option B will expire without a payment being made to the Company. If the Closing Value of the Index is greater than [70%] of the Starting Value, the amount paid on Call Warrant B and Call Option B would be subject to a maximum of [$1,000] per unit but the amount paid on Call Warrant A and Call Option A is not limited.

The Put Warrant obligates the issuer to make a payment to the holder upon expiration of the Put Warrant if the Closing Value of the Index is below [170%] of its Starting Value. Specifically, the Put Warrant obligates the issuer to pay the Company an amount per unit at expiration of the Put Warrant approximately equal to [$1,000] multiplied by the following quotient, expressed as a percentage and not to exceed 100%:

([170%] of Index Starting Value) – Index Closing Value
Index Starting Value

If the Closing Value of the Index is more than [170%] of the Starting Value, the Put Warrant will expire without a payment being made to the Company. If the Closing Value of the Index is less than [170%] of the Starting Value, the amount paid on the Put Warrant would be subject to a maximum of [$1,000] per unit.

The Company seeks to achieve exposure to potential appreciation in the Index by investing in Call Warrant A and Call Option A and seeks to provide protection against declines in the Index by investing collectively in Call Warrant B, Call Option B and the Put Warrant. As a result of the Company’s combined investment in the Securities, the Company’s aggregate return on the Company’s termination date is expected to correspond with any appreciation in the value of the Index. In addition, if the value of the Index declines over the life of the Securities, the Company’s aggregate return on the Company’s termination date is expected to exceed the performance of the Index by returning to unitholders an amount approximately equal to the original unit value.

The Securities held by the Company are set forth under “Investment Overview—Schedule of Investments.” The Company holds Call Warrants issued by one issuer with a notional amount of approximately $                    . As of the close of business on the day before the Company’s initial date of deposit, Call Warrants A and B represented approximately [25%-35%] of the Company’s net assets. The Company holds Options issued by one issuer that is different from the Call Warrants with a notional amount of approximately $                    . As of the close of business on the day before the Company’s initial date of deposit, Call Options A and B represented approximately [25%-35%] of the Company’s net assets. The Company holds a Put Warrant issued by one issuer different from the issuers of the other Securities with an aggregate notional amount of approximately $                    . As of the close of business on the day before the Company’s initial date of deposit, the Put Warrant represented approximately [25%-35%] of the Company’s net assets. The Security issuers are described under “Investment Overview—Security Issuers.” The Securities are automatically exercised at their expiration date in approximately [seven] years and may not be exercised prior to their expiration date. The Warrants have been registered by the respective issuers thereof under the Securities Act of 1933 but will not be listed on a securities exchange. The Options are over-the-counter call options and are not listed on a securities exchange.

The value of the Securities in the Company will fluctuate during the life of the Company and not necessarily in the same magnitude. The Company portfolio is structured to provide loss protection to investors that hold units of the Company through the Company’s scheduled termination date in an amount approximately equal to [$1,000] per unit. If you redeem units prior to the Company’s scheduled mandatory termination date, you will not benefit from this loss protection feature and may lose a substantial portion or all of the value of your original investment. In addition, investors who purchase units at a price above [$1,000] per unit may not receive the full amount of their original investment.

The Index seeks to measure the large-capitalization segment of the U.S. stock market. The Index includes approximately [75%] of the market capitalization of all publicly-traded U.S. equity securities. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares.

Principal Risks

As with all investments, you can lose money by investing in the Company. The Company also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.

•

The Company is designed to provide loss protection only to investors that hold units until the Company’s mandatory termination date and with respect to such investors, only to the extent of [$1,000] per unit. The Company might not achieve this protection in certain circumstances. You will not benefit from this protection if you redeem units prior to the mandatory termination date or if you purchase units at a price above the loss protection amount per unit. The Company might not provide its anticipated loss protection in certain circumstances. These circumstances may include, but are not limited to, if the

Company terminates early, a Security issuer defaults on its obligations, the Index is no longer published, or the Company disposes of Securities due to adverse credit factors affecting an issuer, due to adverse tax law changes affecting treatment of the Securities or to pay Company expenses.

•

The value of a Security may be adversely affected by various factors, including factors affecting the Security issuers, the Index or the issuers of stocks underlying the Index. The value of a Security will be affected by various factors including, but not limited to, changes in the value of the Index, the financial condition of the issuers of Index component stocks or the Securities, an increase in interest rates, a change in the actual and perceived volatility of the securities markets and the Index, and the remaining time to expiration of a Security. No one can guarantee that a liquid secondary trading market will exist for any Security. The value of a Security may be adversely affected if a market for the Security is limited.

•

A Security issuer may become unable to make a payment due to the Company in connection with a Security. The Company’s ability to achieve its investment objective will depend upon the ability of each Security issuer to meet its obligations. If the issuer of Call Warrant B, Call Option B or the Put Warrant defaults on any payment that becomes due to the Company upon expiration of the related Security, the Company will suffer losses and will be unable to return [$1,000] per unit to unitholders on or about the Company’s termination date if the Index Closing Value is less than its Starting Value. The Company’s sponsor intends to monitor the financial condition of the issuers of the Securities by reviewing the credit ratings of the issuers published by nationally recognized statistical ratings organizations such as Standard & Poor’s and Moody’s Investor Services, Inc.; however, you should understand that the Company’s portfolio is not actively managed and may continue to hold Securities even if the rating of the issuer is downgraded.

•

If you redeem units prior to termination of the Company and you are not an affiliated person of the Company, you will receive an in-kind distribution of Warrants held by the Company. This investment has been structured to be held for the entire term of the Company. If you redeem units you will receive an in-kind distribution of Warrants only and not Options. This in-kind distribution will include (a) the proportionate amount of the Put Warrant underlying your units, (b) an amount of Call Warrant A representing the proportionate amount of Call Warrant A and Call Option A underlying your units and (c) an amount of Call Warrant B representing the proportionate amount of Call Warrant B and Call Option B underlying your units. This policy is intended to avoid distribution of Options to unitholders that are not accredited investors under the Securities Act of 1933. As units are redeemed, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. As a result, distributions of Warrants in connection with unit redemptions should not change the investment strategy of the Company but will change the weighting of issuers within the portfolio. Redeeming unitholders will be exposed to risks related to the Warrant issuers while remaining unitholders will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

Notwithstanding the foregoing, the Company’s trust agreement provides that any units tendered to the trustee for redemption must be offered to the sponsor for repurchase for cash equal to the current redemption price. The sponsor anticipates that it will repurchase units from unitholders that wish to liquidate units at the current redemption price as described under “Investor Information—Selling Units.” This would result in a selling unitholder receiving cash proceeds from such sale rather than an in-kind distribution of Warrants. If the sponsor repurchases units, it may sell the units to other investors, retain the units or redeem the units. If the sponsor or any affiliated person of the Company redeems units, it will receive an in-kind distribution consisting of a proportionate amount all assets underlying the units, including the Options. While the sponsor anticipates that it will repurchase units from liquidating unitholders, there is no guarantee that the sponsor will repurchase units and the sponsor has no obligation to do so.

•

If you receive Warrants in connection with a unit redemption and do not continue to hold all three types of Warrants in the same proportion as distributed in your in-kind redemption, the loss protection, risks and tax consequences of your investment will differ from holding units in the Company. You will lose the benefit of loss protection at expiration of the Warrants and your investment will be subject to additional risks. In addition, the tax consequences of holding the Warrants directly are likely to be materially different than the tax consequences of holding units in the Company even if you continue to hold all three types of Warrants in their original proportions. There can be no guarantee that a liquid trading market for the Warrants will exist at the time of any unit redemption.

•

You could have difficulty disposing of Warrants that you receive if you redeem units prior to termination of the Company as a result of the Company’s policy to redeem units in-kind and the possibility that there will not be a liquid trading market for the Warrants.

•	The Company does not actively manage the portfolio. Except in limited circumstances, the Company will hold the same securities even if their market value declines.

Who Should Invest?

The units may be a suitable investment for you if:

•	You believe that the value of the Index will increase but seek protection against declines in the Index value at the maturity of this investment.

•	You intend to hold this investment for its entire term.

•	You are willing to accept the risk of fluctuations in stock, warrant and option prices in general and prices of the component stocks of the Index in particular.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the component stocks of the Index.

•	You seek protection against losses.

•	You are comfortable with an unmanaged investment in warrants and options linked to the Index.

The units may not be a suitable investment for you if:

•	You are not willing to be exposed to fluctuations in stock, warrant and option prices in general and prices of the component stocks of the Index in particular.

•	You believe the value of the Index will decrease.

•	You seek current income.

•	You do not seek protection against losses.

•	You are uncomfortable with an unmanaged investment in warrants and options linked to the Index.

•	You are uncomfortable holding this investment for its entire term or are unwilling to receive Warrants if you redeem units prior to termination of the Company.

Essential Information

Unit Price at Inception	$	[1000.00]

Initial Date of Deposit		, 2008
Mandatory Termination Date		, [2015]

Distribution dates		Last day of December
Record dates		15th day of December

CUSIP Number

Ticker Symbol

Minimum Investment	$	/ units

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on the initial unit price. Actual expenses may vary.

	As a % of $1,000 Invested		Amount per Unit
Maximum sales charge	[4.95	]%	$ [49.50	]

Organization costs		%	$

Annual operating expenses	As a % of Net Assets		Amount per 100 Units
Trustee fee	0.	%	$
Evaluator fee	0.		$
Operating expenses	0.		$
Total		%	$

The maximum sales charge is [4.95%] of the public offering price per unit. You pay the sales charge at the time of purchase. Reduced sales charges apply to certain purchases. See “Investor Information—Buying Units.” The Company pays organization costs after the end of the initial offering period, which the sponsor currently anticipates will be one day.

Example

This example helps you compare the cost of the Company with other unit trusts and mutual funds. In the example we assume that the Company’s expenses do not change and that the Company’s annual return is 5%. Your actual returns, sales charge and expenses may vary. Based on these assumptions, you would pay these expenses over each holding period shown for every $10,000 you invest in the Company:

1 year	$
3 years	$
[7] years (life of Company)	$

These amounts are the same regardless of whether you sell your investment at the end of the applicable period or continue to hold your investment.

Hypothetical Security Expiration Examples

The following table illustrates the payments per unit that the Company would be entitled to receive under the Securities at expiration depending on various hypothetical changes in Index values. It is not possible to present a complete range of possible payments at expiration of the Securities. These examples are merely intended to illustrate the operation of the Securities at expiration and the amounts per Company unit to which the Company would be entitled to receive in certain situations at expiration of the Securities. These examples assume that all Securities are held by the Company to expiration on or about the Company’s mandatory termination date and that all Securities are paid by the related issuers according to their terms.

Hypothetical % Change in Index Closing Value	Call Warrant A/ Call Option A Payment per Unit			Call Warrant B/ Call Option B Payment per Unit			Put Warrant Payment per Unit			Total Security Payments per Unit at Expiration
-100%	$	[0	]	$	[0	]	$	[1000	]	$	[1000	]
-90		[0	]		[0	]		[1000	]		[1000	]
-80		[0	]		[0	]		[1000	]		[1000	]
-70		[0	]		[0	]		[1000	]		[1000	]
-60		[0	]		[0	]		[1000	]		[1000	]
-50		[0	]		[0	]		[1000	]		[1000	]
-40		[0	]		[0	]		[1000	]		[1000	]
-30		[0	]		[0	]		[1000	]		[1000	]
-20		[0	]		[100	]		[900	]		[1000	]
-10		[0	]		[200	]		[800	]		[1000	]
0		[0	]		[300	]		[700	]		[1000	]
10		[100	]		[400	]		[600	]		[1100	]
20		[200	]		[500	]		[500	]		[1200	]
30		[300	]		[600	]		[400	]		[1300	]
40		[400	]		[700	]		[300	]		[1400	]
50		[500	]		[800	]		[200	]		[1500	]
60		[600	]		[900	]		[100	]		[1600	]
70		[700	]		[1000	]		[0	]		[1700	]
80		[800	]		[1000	]		[0	]		[1800	]
90		[900	]		[1000	]		[0	]		[1900	]
100		[1000	]		[1000	]		[0	]		[2000	]
110		[1100	]		[1000	]		[0	]		[2100	]
120		[1200	]		[1000	]		[0	]		[2200	]

Payments for percentage increases in Index value above 120% would result in proportionate increases in Call Warrant A/Call Option A payments but payments for Call Warrant B/Call Option B and the Put Warrant would be the same as shown for a 120% Index value increase. These examples do not show the past performance of the Index or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Index, the Securities or the Company’s units. The values of the Securities will fluctuate during their lives. The examples above reflect only the payments to be received at expiration of the Securities and do not account for market value fluctuations during the life of the Securities.

Security Issuers

The following provides a brief description of each Security issuer. The following is not intended to be a complete discussion of these issuers. For additional information about these issuers and the Securities, including a discussion of risks, please read the prospectus for each Security referenced in each description below.

Call Warrants. The issuer of the Call Warrants is                     . [Issuer description and link to prospectus to come.]

Call Options. The issuer of the Call Options is                     . [Issuer description to come.]

Put Warrant. The issuer of the Put Warrant is                     . [Issuer description and link to prospectus to come.]

BLPP PORTFOLIO 2008-1

(BLPP 1)

Schedule of Investments

As of the initial date of deposit,                     , 2008

Number of Securities	Securities(1)	Percentage of Portfolio		Cost of Securities to Company(2)
			%	$

		100.00%		$

Notes to Schedule of Investments

(1)	Set forth under this heading is a description of the Security, including the name of issuer, type of warrant/option, strike price and expiration date. All Securities reference the Index value as of the close of the New York Stock Exchange on , 2008, the Starting Value of the Index. Securities may be represented by contracts to purchase the Securities.
(2)	The cost of the Securities represents the value of the Securities determined by the evaluator as described under “Investor Information—Buying Units—Value of the Securities” as of the [close of regular trading on the New York Stock Exchange on the business day prior to the Company’s inception date]. The cost of the Securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the Securities to the sponsor and the cost of the Securities to the Company) are $ and $ respectively.

Report of Independent Registered Public Accounting Firm

Unitholders

BLPP 1

We have audited the accompanying statement of financial condition, including the schedule of investments, of BLPP 1, as of                     , 2008, the initial date of deposit. The statement of financial condition is the responsibility of the Company’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statement of financial condition as of                     , 2008. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BLPP 1, as of                     , 2008, in conformity with accounting principles generally accepted in the United States of America.

[AUDITOR]

[City, State]
, 2008

BLPP 1

Statement of Financial Condition as of                     , 2008

Investment in Securities
Investment in Securities(1)(2)	$
Cash for organization costs and operating expenses(3)

Total	$

Liabilities and interest of investors
Liabilities:
Organization costs(3)	$

Interest of investors:
Cost to investors(4)
Less: sales charge

Net interest of investors

Total	$

Number of units

Net asset value per unit	$

(1)	Aggregate cost of the Securities is based on the ask side valuations of the Securities as determined by the evaluator.
(2)	[Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $ ) necessary for the purchase of Securities in the Company represented by purchase contracts.]
(3)	A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing and offering the Company and the annual operating expenses of the Company. The organization costs have been estimated at $ per unit for the Company. A distribution will be made as of the earlier of the close of the initial offering period (currently anticipated to be one day) to an account maintained by the trustee from which the organization costs will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the Company. Annual operating expenses will be deducted from the Company’s assets by the trustee over the life of the Company.
(4)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

THE COMPANY

The Company is a unit investment trust registered under the Investment Company Act of 1940. The Company is created under the laws of New York pursuant to a trust agreement between Barclays Capital Inc., as depositor and supervisor, The Bank of New York, as trustee, and                     , as evaluator. This prospectus refers to Barclays Capital Inc. as the “sponsor,” to                      as the “evaluator” and to The Bank of New York as the “trustee” of the Company. References to “we,” “us” and “our” refer to Barclays Capital Inc. unless the context indicates otherwise. To create the Company, we deposited Securities with the trustee (or contracts to purchase Securities along with an irrevocable letter of credit or other consideration to pay for the Securities). In exchange, the trustee delivered units of the Company to us. Each unit represents an undivided interest in the assets of the Company. These units remain outstanding until redeemed or until the Company terminates.

The Company is not a managed fund. Unlike a managed fund, we designed your portfolio to remain fixed, except in limited circumstances.

INVESTOR INFORMATION

Buying Units

You can buy units of the Company on any business day the New York Stock Exchange is open by contacting your financial advisor. [Unit prices are available daily on the Internet at www.[website].com.] The public offering price of units includes:

•	the net asset value per unit plus

•	organization costs (during the initial offering period) plus

•	the applicable sales charge.

The “net asset value per unit” is the value of the Securities, cash and other assets in the Company reduced by the liabilities of the Company divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” Organization costs are described below and are paid by the Company after the end of the initial offering period. The initial offering period is currently anticipated to be one day, the Initial Date of Deposit set forth under “Investment Overview—Essential Information.” As a result, organization costs will be included in the public offering price only during the initial offering period and thereafter will not be included in the secondary market public offering price per unit. We or authorized broker-dealers must receive your order to buy units prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we or an authorized broker-dealer receive your order after this time, you will receive the price computed on the next business day. It is the responsibility of authorized broker-dealers to transmit orders received by them so they will be received in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities. The evaluator determines the value of the Securities in the Company’s portfolio as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. Securities for which market quotations are readily available are valued at the current market value. Common stocks and other exchange-listed Securities are generally valued at the last sales price. When market quotations are not readily available, including circumstances under which the evaluator determines that a Security’s market quotation is not accurate, Securities are valued at fair value as determined in good faith by the evaluator. In these cases, the Company’s net asset value will reflect certain portfolio Securities’ fair value rather than their market price. Because the Securities held by the Company will not be listed on a securities exchange, the evaluator will generally determine the value of the Securities during the initial offering period (currently anticipated to be one day) based on the ask side evaluations of the Securities determined (a) on the basis of current ask prices of the Securities, (b) if ask prices are not available for any particular Security, on the basis of current ask prices for comparable securities, (c) by determining the value of Securities on the ask side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends, the evaluator generally determines the value of unlisted Securities as described in the preceding sentence based on the bid side valuations of the Securities. The ask side price generally represents the price at which dealers or market-makers in the market are willing to sell a security or investors must purchase a security and the bid side evaluation generally represents the price that dealers or market-makers in the market are willing to pay to buy a security or investors must sell a security. The bid side evaluation is lower than the ask side valuation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the applicable Securities. Based on historical market conditions, the spread between the bid and ask side valuations for securities comparable to the type held by the Company has typically been approximately [1%], however, there is no assurance that these conditions will exist in the future.

The evaluator determined the initial prices of the Securities shown under “Schedule of Investments” in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the Initial Date of Deposit the unit price will be computed as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of the value of the units represents an amount of cash that will pay all or a portion of the costs of creating the Company. These costs include the costs of preparing the registration statement (including the prospectus) and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. The Company will use the cash in the portfolio to reimburse us for these costs at the end of the initial offering period (currently anticipated to be one day). The value of your units will decline when the Company pays these costs.

Sales Charge. You pay a fee in connection with purchasing units. The maximum initial offering period sales charge equals [4.95%] of the public offering price per unit at the time of purchase. After the initial offering period ends, the secondary market sales charge equals [4.95%] and reduces by [0.50%] on each anniversary of the Company’s initial date of deposit to a minimum of [3.00%]. You pay the sales charge at the time you buy units.

We offer a variety of ways for you to reduce the sales charge you pay which are described below. It is your financial advisor’s responsibility to apply any discount and alert us of any discount when you order units. Before you purchase units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts.

Large Purchases—You can reduce your sales charge by increasing the size of your investment:

If you purchase:	Your sales charge will be:
Less than $50,000	[4.95]%
$50,000 - $99,999
$100,000 - $249,999
$250,000 - $499,999
$500,000 - $999,999
$1,000,000 or more

Except as described below, these quantity discount levels apply only to purchases of a single Company made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a [$1,000] unit equivalent. For example, if you purchase between 10 and 24 units, your sales charge is     % of your public offering price per unit.

For purposes of achieving these levels you may combine purchases of units of the Company offered in this prospectus with purchases of units of any other Barclays unit investment trust in the initial offering period (other than exchange-traded funds). In addition, units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

The discounts described above apply during the initial offering period.

Employees—We waive a portion of the sales charge for purchases made by officers, directors and employees of the sponsor and its affiliates and their family members (spouses and children under 21 living in the same household). We also waive a portion of the sales charge for purchases made by registered representatives of selling firms and their family members (spouses and children under 21 living in the same household). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts. These discounts apply during the initial offering period and in the secondary market.

Selling Units

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial advisor. Unit prices are available daily [on the internet at www.[website].com or] through your financial advisor. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining organization costs if you sell or redeem units during the initial offering period. The initial offering period is currently anticipated to be one day, the Initial Date of Deposit set forth under “Investor Information—Essential Information”. As a result, if you sell or redeem units after the end of the initial offering period, your sale or redemption price will reflect the deduction of both the sales charge you paid and organization costs. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

Selling Units. We or one of our affiliates may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining organization costs if you sell units during the initial offering period. Repurchased units may be resold to other investors at the public offering price or redeemed for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial advisor for current repurchase prices to determine the best price available. We are not obligated to create or maintain a secondary market for units. We cannot guarantee that any secondary market for units will develop and we may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the then current redemption price.

Redeeming Units. You may redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining organization costs if you redeem units during the initial offering period (currently anticipated to be one day). Unit redemptions prior to termination of the Company will be satisfied through an in-kind distribution of Warrants to the redeeming unitholder rather than cash, except to the extent that fractional Warrants would be distributed. Notwithstanding the foregoing, if you are an “affiliated person” of the Company, unit redemptions prior to Company termination will be satisfied through an in-kind distribution of a proportionate amount all assets underlying your units, including the Options, due to requirements of the Investment Company Act of 1940. For this purpose, “affiliated person” will have the meaning assigned to such term in the Investment Company Act of 1940 and rules thereunder as well as affiliated persons of such affiliated persons. For example, in addition to the sponsor and its affiliates, affiliated persons of the Company will generally include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding units of the Company and will also include affiliated persons of such a 5% unitholder.

The trustee must receive your completed redemption request prior to the close of regular trading on the New York Stock Exchange for you to receive the net asset value for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

The Company’s trust agreement provides that any units tendered to the trustee for redemption must be offered to the sponsor for repurchase for cash equal to the current redemption price as described under “Selling Units” above. The sponsor anticipates that it or one of its affiliates will repurchase units from unitholders that wish to liquidate units. This would result in a selling unitholder receiving cash proceeds from such sale rather than an in-kind distribution of Warrants. If the sponsor or an affiliate repurchase units, it may sell the units to other investors, retain the units or redeem the units. If the sponsor, an affiliate or an affiliated person of the Company redeems units, it will receive an in-kind distribution consisting of a proportionate amount of all assets underlying the units, including the Options, subject to the requirements described below. While the sponsor anticipates that it or an affiliate will repurchase units from liquidating unitholders, there is no guarantee that the sponsor or its affiliates will repurchase units and they have no obligation to do so.

Unit redemptions prior to termination of the Company will be satisfied through an in-kind distribution of Warrants to the redeeming unitholder rather than cash, except to the extent that fractional Warrants would be distributed. If you tender units for redemption prior to termination of the Company and the sponsor does not repurchase the units, the trustee will redeem your units and you will receive an in-kind distribution of Warrants in an amount equal to the redemption price. If you are not an affiliated person of the Company, this redemption distribution will consist of Warrants only and not Options. This in-kind distribution will include (a) the proportionate amount of the Put Warrant underlying your units, (b) an amount of Call Warrant A representing the proportionate amount of Call Warrant A and Call Option A underlying your units and (c) an amount of Call Warrant B representing the proportionate amount of Call Warrant B and Call Option B underlying your units. This policy is intended to avoid distribution of Options to unitholders that are not accredited investors under the Securities Act of 1933. As units are redeemed by unitholders other than the sponsor or its affiliates, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. As a result, distributions of Warrants in connection with unit redemptions should not change the investment strategy of the Company but will change the weighting of issuers within the portfolio. Redeeming unitholders will be exposed to risks related to the Warrant issuers while remaining unitholders will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

If you redeem units prior to the Company’s mandatory termination date, the trustee will make an in-kind distribution of Warrants to you by distributing applicable Warrants in book entry form to the account of your financial professional at Depository Trust Company plus cash equal to any fractional Warrants in an amount equal to the redemption price per unit on the date units are tendered for redemption in complete form. If you hold units registered directly with the trustee and not with a financial professional, such distribution will be made to your account at the trustee.

If you receive Warrants in connection with a unit redemption, you will hold the Warrants directly and your investment will differ from an investment in the Company. You will incur brokerage costs if you sell Warrants received in an in-kind redemption. You will encounter different risks and tax consequences, especially if you sell some of the Warrants you receive and subsequently do not hold all three types of Warrants or do not hold all three types of Warrants in the same proportions as existed in the Company’s original portfolio. Please see “Investor Information—Investment Risks” and “Investor Information—Taxes.” As described under “Investor Information—Taxes”, if you redeem units and receive an in-kind distribution of Warrants, you will recognize gain or loss on the redemption in an amount equal to the difference between the value of the Warrants received on the date of redemption and your tax basis in the units redeemed. The Warrants received upon redemption will generally have an initial tax basis equal to their respective market values on the date of redemption. As described under “Investor Information—Taxes”, if you hold all of the Warrants distributed to you after a unit redemption, any gain or loss that you realize on the Warrants after you receive them will likely be taxed as short-term capital gain or loss regardless of how long you hold the Warrants. If you sell the Put Warrant at a different time than the Call Warrants, you could have long-term capital gain or loss on disposition of one set of Warrants if you held one set of Warrants for more than one year after the disposition of the other set of Warrants.

The trustee reserves the right to pay the redemption price per unit in cash if the sponsor determines it to be in the best interest of unitholders in its discretion, however, you should assume that redemptions will be satisfied though an in-kind distribution of Warrants.

If you redeem your units, the trustee will generally make the in-kind distribution for your units no later than seven days after it receives all necessary documentation (under normal circumstances this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the Securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

If the sponsor or one of its affiliates becomes a unitholder by purchasing units as described above, the sponsor or its affiliate will receive an in-kind distribution of the Securities underlying the units if tendered for redemption. If the sponsor, an affiliate or any affiliated person of the Company receives an in-kind distribution, the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. The trust agreement provides that (1) the affiliated redeeming unitholder will receive its proportionate share of the Company’s current net assets value, (2) the Securities distributed are valued in the same manner as they are valued for computing the net asset value, (3) neither the redeeming unitholder nor any other party with a pecuniary incentive to influence the distribution may select or influence the selection of the distributed Securities, (4) the Company must distribute its proportionate share of every asset in the Company’s portfolio with limited exceptions if the unitholder is not an affiliate of the trustee, (5) the distribution cannot favor the redeeming unitholder to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each distribution.

Distributions

The Securities held by the Company do not make income payments prior to expiration. Accordingly, the Company is not expected to make income distributions during its life. If the Company realizes income during its life, the Company will generally pay distributions of any net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You become a record unitholder on the settlement date of your unit purchase (typically three business days after your financial advisor executes your purchase). The record and distribution dates are shown under “Investment Overview—Essential Information”. In some cases, the Company might pay a special distribution if it holds an excessive amount of cash pending distribution. The Company could make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes. The Company was structured and will be operated in an effort to eliminate the need to make any such tax distributions prior to termination of the Company, however, there can be no assurance that such distributions will not occur. The amount of your distributions, if any, will vary from time to time.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the Securities in your portfolio. You should understand these risks before you invest. If the value of the Securities falls, the value of your units will also fall. We cannot guarantee that the Company will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the Securities held by the Company will fluctuate. This could cause the value of your units to fall below your original purchase price and/or below [$1,000] per unit. The value of the Securities will likely be primarily affected by the value of the component stocks of the Index but will also be affected by factors related to the Security issuers as well as other factors that generally affect the value of warrants and options. While the value of the Securities may depend significantly on the performance of the Index, the financial condition of a Security issuer will likely have a greater impact on the value of the Security if the financial condition of the Security issuer weakens. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Security’s issuer, perceptions of the issuer, or ratings on a Security.

The Company’s ability to provide capital appreciation depends primarily on the Company’s investment in Call Warrant A and Call Option A. If the Closing Value of the Index is less than the Index level Starting Value, the Company will not receive a payment on Call Warrant A or Call Option A (but would be entitled to receive payments on Call Warrant B, Call Option B and the Put Warrant approximately equal to [$1,000] per unit). This will be true even if the level of the Index at some time during the life of the Company was higher than the Starting Value. If the Closing Value of the Index does not exceed the Starting Value on the Company’s mandatory termination date, you will receive no more than [$1,000] per unit.

If the Company sells Securities during its life to pay unit redemptions or extraordinary Company expenses, the Company could realize losses on such liquidations based on the current value of any Security liquidated. While this is not anticipated, it could cause all unitholders to receive less than their purchase price or less than [$1,000] per unit upon a unit redemption or Company termination.

Termination Value. The Company has been designed to return to investors who hold their units until the Company’s mandatory termination date (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by the percentage increase in the value of the Index, if any, from the Starting Value of the Index to the Closing Value of the Index. The Company is designed to provide you with a minimum termination value approximately equal to the price you pay for your units if you purchase units on the Company’s initial date of deposit and hold your investment until Company’s mandatory termination date in [seven] years. If you redeem or sell your units prior to the Company’s mandatory termination date, the amount you will receive will be equal to the current redemption price per unit (based on the value at that time of the Securities in the Company) and you may receive less than the amount described above.

The Company might not provide its anticipated loss protection at termination in certain circumstances. These circumstances may include, but are not limited to, if the Company terminates early, a Security issuer defaults on its obligations, the Index is no longer published or delivery of Index values is disrupted, or the Company liquidates Securities due to adverse credit factors affecting an issuer, due to adverse tax law changes affecting treatment of the Securities, to pay unanticipated or extraordinary expenses for which existing cash reserves are insufficient or to pay unit redemptions which are not paid in-kind distribution of Warrants.

The Securities. The Company invests in warrants and options. The Securities in the Company’s portfolio obligate the issuers of the Securities to make a payment to the Security holders at expiration of the Securities based on the change in value of the Index. At the expiration date of the Securities on or about the Company’s mandatory termination date, the Securities held by the Company either will be automatically exercised or will expire unexercised because they have become worthless. The table under “Investment Overview—Hypothetical Security Expiration Examples” illustrates the operation of the Securities given certain increases or decreases in the value of the Index. As illustrated in that table, if the Put Warrant expires unexercised and worthless, then the Call Warrants and Options will be automatically exercised pursuant to their terms without further action by the Company and the Company will receive a cash payment based on the Index performance assuming the issuers of the Securities do not default. On the other hand, if one or both of the Call Warrants and Options expire unexercised and worthless, then the Put Warrant will be automatically exercised pursuant to its terms without further action by the Company and the Company will receive a cash payment based on the decrease in Index value assuming the issuers of the Securities do not default. The Securities may not be exercised prior to their expiration dates. The Warrants have been registered with the Securities and Exchange Commission by the issuers thereof under the Securities Act of 1933. Neither the Warrants nor the Options will be listed on a securities exchange.

Many economic and market factors will influence the value of the Company’s Securities, including but not limited to: the expected (implied) volatility of the Index (including its underlying component stocks); the time to expiration of the Warrants; the dividend rate on the stocks underlying the Index; interest and yield rates in the market; interest and yield rates available to each Security issuer; economic, financial, political, regulatory or judicial events that affect the stocks represented in the Index or securities markets generally; and creditworthiness of each Security issuer. The value of the Securities will also be adversely affected by changes in the value of the securities which comprise the Index, changing investor perceptions regarding the general condition of the stock market or the Index securities, and a reduction in the perceived implied volatility of the stock market or the Index. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the values of the Securities.

A decrease in the value of the Index is expected to decrease the value of the Call Warrants and Options and an increase in the value of the Index is expected to increase the value of the Call Warrants and Options. An increase in the value of the Index is expected to decrease the value of the Put Warrant and a decrease in the value of the Index is expected to increase the value of the Put Warrant. Unlike stocks and bonds, which may fall in value after you purchase them but, in the absence of insolvency, will generally have some value, the Securities can become worthless at expiration (the issuer will not be obligated to make any payment to the Company). If the Closing Value of the Index is less than the Starting Value of the Index, Call Warrant A and Call Option A will expire worthless. Similarly, if the Closing Value of the Index is less than [70%] of the Starting Value, Call Warrant B and Call Option B will expire worthless. On the other hand, if the Closing Value of the Index is greater than [170%] the Starting Value of the Index, the Put Warrant will expire worthless. You should also be aware that the value of the Securities will not necessarily increase or decrease at the same rate as the Index. As the Securities approach their expiration, their value should increasingly move in tandem with the Index. The historical performance of the Index is not indicative of future performance and cannot be used to predict the values at the expiration date of the Securities. In particular, the level of the Index at the expiration date may be flat or negative compared to the level of the Index at the time the Company acquired the Securities.

The unit value includes an amount of cash set aside to pay the organization costs and operating expenses of the Company. In addition, redemptions of units prior to termination of the Company will generally be satisfied through an in-kind distribution of Warrants. As a result, it is anticipated that it will not be necessary for the Company to sell Securities during its life to pay Company expenses or unit redemptions. It is possible, however, that the Company could incur unexpected or extraordinary expenses or the sponsor and trustee could determine that it is beneficial to the Company to satisfy unit redemptions in cash. In such a case, the Company may sell Securities in order to pay expenses of the Company or to meet redemptions. The Company has the right, in the discretion of the sponsor, to liquidate a Security prior to its expiration date in the event of certain adverse developments concerning a Security’s issuer or the tax status of a Security that might make retention of the Security detrimental to the interests of unitholders. In certain cases, the sponsor may also direct the trustee to reinvest the proceeds of a Security liquidation in other securities. See “Administration of the Company—Portfolio Administration.” The liquidation of any Security or the reinvestment of liquidation proceeds could dilute the value of each unit, reduce the capital appreciation potential of the Company and/or the ability of the Company to provide protection against losses. Further, the sale of Securities could result in taxable income to the company that, in turn, would require the Company to make a taxable distribution to investors in order to maintain the Company’s tax status.

Disruptions or suspensions of trading in the securities markets or disruptions, suspensions or termination of the Index may make valuation of the Securities difficult. If a market or Index disruption occurs at or near the expiration date of the Securities, there may be a delay in calculation of the Closing Value of the Index at expiration and/or a delay in any payment by the issuers. The Securities may limit the amount of time that such a postponement may continue. If a market or Index disruption event occurs on the last possible date, the issuer or calculation agent may make a good faith estimate of the Closing Value of the Index that would have prevailed in the absence of the market disruption.

The Security issuers or an affiliate may act as calculation agent for the Securities. The duties of the calculation agent include making determinations that affect the Securities, such as determining the final Index level at expiration used to determine the final payment to Security holders and determining whether to postpone payment due to a market or Index disruption or other event. These exercise of these duties could adversely affect the value of a Security and may present a conflict of interest between the issuer and Security holders. Neither we nor the trustee participate in or are responsible for the calculation of Security payments and we are not affiliated with the Security issuers or calculation agents.

The Warrants are unsecured contractual obligations of the related issuers. The Options are also unsecured contractual obligations of the related issuer. The Options are over-the-counter call options and are not listed on a securities exchange. Neither the Warrants nor the Options are standardized options of the type issued by the Options Clearing Corporation (“OCC”), a clearing agency regulated by the Securities and Exchange Commission. Unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, holders of the Securities in the Company must look solely to the related issuer for performance of the Security upon expiration.

Credit Risk. The Company’s ability to achieve its investment objective depends upon the ability of the issuer of each Security to meet its obligations under the Security. A Security involves a risk of non-payment by the issuer as a result of the insolvency of the issuer or other factors, including political or economic events. The obligations of the issuers are not collateralized or otherwise secured. A brief description of each Security issuer appears under “Investment Overview—Security Issuers”. That section also describes how you can obtain the prospectus for each Warrant which contains additional information on each Warrant and its issuer.

If you tender units for redemption and the sponsor does not repurchase the units, the trustee will redeem your units and you will receive an in-kind distribution of Warrants as described under “Investor Information—Selling Units”. Redeeming unitholders that are not affiliated persons of the Company will receive only Warrants when they redeem units and will not receive Options. As units are redeemed by unitholders other than the sponsor, its affiliates or affiliated persons of the Company, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. As a result, distributions of Warrants in connection with unit redemptions should not change the investment strategy of the Company but will change the weighting of issuers within the portfolio. Redeeming unitholders will be exposed to risks related to the Warrant issuers while remaining unitholders will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

Liquidity Risk. Liquidity risk is the risk that the value of a Security will fall if trading in the Security is limited or absent. No one can guarantee that a liquid trading market will exist for any Security. The Securities will not be listed on any securities exchange. While the issuers of the Securities may intend to make a market in the Securities, they do not have an obligation to do so. Any secondary market in the Securities could be limited or might not continue for the term of the Securities.

Distributions. Because the Securities in the Company do not pay dividends, we anticipate that the Company will generally not make distributions until the Company’s termination distribution. In addition, the Call Warrants and Options held by the Company are tied to the price appreciation of the Index only and do not include any of the dividends paid on the stocks in the Index. As such, the Company is not an appropriate investment if you are seeking current income.

Index Risk. Standard & Poor’s can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. The Securities in the Company will reflect the composition of the Index as it changes from time to time. Changing the companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces.

Standard & Poor’s will not consider the Company’s interests in calculating or revising the Index. Standard & Poor’s can also suspend or terminate publication of the Index at any time without liability to Security holders. If Standard & Poor’s suspends or terminates the Index, a Security issuer could substitute a new or successor index in place of the Index or the Security issuer or calculation agent could calculate the Security payments using a methodology that it determines will replicate the Index as closely as is reasonably possible in the discretion of the issuer or calculation agent.

Investing in a Security does not make an investor a holder of any of the Index stocks. Neither the Company nor its unitholders will have any rights with respect to any of the Index stocks, including voting rights, any right to receive dividends or other distributions, or any other rights with respect to these stocks. Any payment on the Securities will be made in cash and neither the Company nor its unitholders will have a right to receive delivery of any Index stock.

The units are not sponsored, endorsed, sold or promoted by Standard & Poor’s. “Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. [and have been licensed for use by the issuers of the Securities.] Standard & Poor’s (i) does not make any representation or warranty, express or implied, to the investors in the units, (ii) has no obligation to take the needs of the Company or the owners of the units into consideration in determining, composing or calculating the Index, (iii) is not responsible for and has not participated in the determination of the timing, prices, or quantities of the units be issued, and (iv) has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

We and the Company are not affiliated with Standard & Poor’s or The McGraw-Hill Companies, Inc. We and the Company are not responsible for the Index or any information related to the Index provided by Standard & Poor’s and we and the Company are not responsible for the accuracy or completeness of the Index, its component stocks, the value of the Index or any information related to the Index.

Early Return of Investment. It is possible that the Company may sell portfolio Securities in order to make required distributions, to satisfy expenses in excess of the cash deposited to cover expenses or to protect the Company in the event of certain adverse developments concerning a Security issuer or the tax status of a Security as set forth in the trust agreement governing the Company. Some of these payments may result in an early return of part of your investment and a reduction in the capital appreciation and/or the protection against losses that the Company seeks to offer.

Tax and Legislation Risk. Tax legislation, judicial determinations, tax regulations or positions taken by the Internal Revenue Service (“IRS”) could affect the value of the Securities by changing the taxation or tax characterization of the Securities or gains or other income related to the Securities or the tax status of the Company. No one can predict whether any legislation will be proposed, adopted or amended, any judicial determination will be made or any regulatory action will be taken and no one can predict the impact that any such action might have on the Company or its portfolio Securities. For example, the U.S. Treasury Department and the IRS are currently considering the tax treatment of investments in financial instruments that are not treated as debt instruments for U.S. tax purposes. Among the alternatives under consideration are regimes that could result in the accrual of current income on certain prepayments. A notice published on December 7th, 2007 requests comments regarding the tax treatment of certain prepaid forward contracts. The Company will not own any prepaid forward contracts. There can be no assurance, however, regarding the scope of any guidance that is ultimately promulgated in connection with this inquiry. The Company would not expect any changes that affected the tax treatment of holders or their investments to be applied on a retroactive basis. However, as described in “Administration of the Trust—Portfolio Administration,” the Company might alter its investments (in a manner consistent with its economic objective of allowing investors to participate in the appreciation of the Index while protecting them from loss) in response to any change in the tax treatment of the Securities, and any such change could cause holders to receive taxable distributions of income prior to maturity.

Secondary Market Unit Purchases. If you purchase Company units in the secondary market at a price above [$1,000] per unit, you will not benefit from the full loss protection sought by the Company and you may receive less than your purchase price at termination of the Company.

Risks Upon Redemption of Units. This investment has been designed to be held for the entire term of the Company. If you redeem units prior to termination of the Company and you are not an affiliated person of the Company, you will receive an in-kind distribution of the Company’s underlying Warrants (but not Options) as described under “Investor Information—Selling Units—Redeeming Units”. This policy is intended to avoid distribution of Options to unitholders that are not accredited investors under the Securities Act of 1933. As units are redeemed by unitholders other than the sponsor, its affiliates or affiliated persons of the Company, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. Distributions of Warrants in connection with unit redemptions should not change the investment results of the group of assets received by a redeeming unitholder and should not change the investment results of the Company but will change the weighting of issuers within the portfolio. After redemption, redeeming unitholders will be exposed solely to risks related to the Warrant issuers while unitholders that remain invested in the Company will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

If you redeem units and sell Warrants so that you subsequently do not hold all three types of Warrants or do not hold all three types of Warrants in the same proportions as existed in the Company’s original portfolio, you will lose the benefit of loss protection at expiration of the Warrants and your investment will be subject to additional risks. If you redeem units and receive Warrants, you will encounter the risks described herein directly rather than indirectly through the Company. There can be no assurance that a liquid market for the Warrants will exist. The value of and your ability to sell a Warrant could be adversely affected if a secondary trading market for the Warrant does not exist or is limited. In addition, the tax consequences of holding the Warrants directly are materially different than the tax consequences of holding units in the Company. You should refer to “Investor Information—Taxes” for additional information and should also consult a tax advisor before making any tax-related decisions. You may not exercise the Call or Put Warrants until they are automatically exercised at their expiration date.

If you sell or redeem units in the Company after the initial offering period ends, the net asset value per unit will reflect deduction of the organization costs per unit. The initial offering period is currently anticipated to be only one day, the Initial Date of Deposit. As a result, if you purchase units in the initial offering on the Initial Date of Deposit and then sell or redeem units on any day after the Initial Date of Deposit, you will pay both the sales charge and organization costs as well as bearing market risk associated with owning the units.

No Government Guarantee. An investment in the Company is not a deposit of any bank and is not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

Taxes

The following is a summary of certain U.S. federal income tax considerations generally affecting the Company and its unitholders. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section describes only U.S. federal income tax considerations (and not estate, gift, or state and local tax considerations). Please consult your own tax advisor concerning the consequences of investing in the Company in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

This section applies to unitholders only if the units are held as capital assets for tax purposes. This section does not apply to unitholders that are members of a special class of holders subject to special rules, including:

•	a non-U.S. holder (defined below),

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that holds units as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

A U.S. holder is a beneficial owner of units that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of units that is not a United States person for United States federal income tax purposes.

Unitholders that are partnerships (or entities that are taxable as partnerships for U.S. federal income tax purposes) should consult their own tax advisors concerning the consequences of investing in the Company.

Qualification as a Regulated Investment Company and Consequences Thereof. The Company intends to elect to be taxed as a regulated investment company under Subchapter M of the Code and intends to meet all requirements that are necessary for it to be relieved of federal taxes on income and gains it distributes to unitholders. As a regulated investment company, the Company will not be subject to federal income tax on the portion of its net investment income (i.e., its investment company taxable income, as that term is defined in the Code, without regard to the deduction for dividends paid) and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) that it distributes to unitholders, provided that it distributes at least 90% of its net investment income for the year (the “Distribution Requirement”) and satisfies certain other requirements of the Code that are described below. The Company also intends to make such distributions as are necessary to avoid the otherwise applicable 4% non-deductible excise tax on certain undistributed earnings.

As discussed in “Investor Information-Taxes-Treatment of Holders of the Warrants after In-Kind Distributions” below, the Securities will likely constitute a “straddle” in the hands of the Company. As discussed in the preceding paragraph, however, the Company will elect to be treated as a corporation for U.S. federal income tax purposes. Assuming that this election will be respected, the fact that the Company’s Securities constitute a straddle will not affect a unitholder’s capital gain treatment from the sale or exchange of units, as described below. The straddle rules are primarily designed to prevent investors from deferring income or aging the holding period of appreciated property on a risk-free basis, and the Company’s Securities will not allow unitholders to accomplish this, because the units will constitute a single position in the stock of a corporation. The Company therefore does not expect the IRS to challenge the Company’s election to be treated as a corporation. Moreover, in the opinion of its special tax counsel, Sullivan & Cromwell, the Company’s election to be treated as a corporation should be respected under current law, given the Company’s reinvestment powers. However, no statutory, judicial or administrative ruling squarely addresses the tax status of a business entity with these particular reinvestment powers, and the Company has not sought any ruling on this subject from the IRS. Accordingly, unitholders should consult their own tax advisors in assessing the risk of any potential application of the straddle rules that might prevent them from treating gains from the sale or redemption of units as long-term capital gains or require them to capitalize any interest expense incurred to carry their investments in units. The remainder of this discussion assumes that the Company’s election to be treated as a corporation will be respected.

The Company will initially invest solely in the Securities and does not intend to alter its investments unless there is a Significant Liability, Credit or Tax Event as defined in “Portfolio Administration” below. In the opinion of Sullivan & Cromwell, the Securities will be respected as options for Federal income tax purposes, and there is no interest or other current income that accrues in respect of the ownership of an option. The Company therefore does not expect to make any distributions to unitholders prior to the Company’s mandatory termination date.

In addition to satisfying the Distribution Requirement, the Company must derive at least 90% of its gross income from (1) dividends, interest, certain payments with respect to loans of stock and securities, gains from the sale or disposition of stock, securities or foreign currencies and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (2) net income derived from an interest in “qualified publicly traded partnerships” (as such term is defined in the Code). The Company must also satisfy an asset diversification test in order to qualify as a regulated investment company.

In the opinion of Sullivan & Cromwell, the Company’s investment in the Securities will allow the Company to meet the distribution, income and diversification requirements set out above. However, the Company has not requested, and does not intend to seek, a letter ruling from the IRS that the Company will meet these or any other regulated investment company qualification requirements. If for any year the Company does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to unitholders.

Company Distributions. Except as described in the following paragraphs, the Company does not intend to make distributions until the Company’s termination. On the expiration date of the Securities, the Company will cash settle the Securities and distribute the proceeds pro rata to unitholders pursuant to a plan of liquidation. The amounts received by the unitholders on liquidation will be treated as a payment in respect of a sale or exchange of their units and will be taxed in the manner described below under “Investor Information—Taxes—Sale or Redemption of Units.”

If the Company disposes of a Security because of a Significant Liability, Credit or Tax Event or as otherwise permitted in the Company’s governing documents, the Company may have net investment income. The Company intends to distribute substantially all of its net investment income in the taxable year of the disposition in order to meet the Distribution Requirement, described above. Ordinarily, unitholders are required to take taxable distributions by the Company into account in the year in which the distributions are made. However, for federal income tax purposes, dividends that are declared by the Company in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if they were paid on December 31 of the year declared. Therefore, such dividends will generally be taxable to a unitholder in the year declared rather than the year paid.

Distributions by the Company that do not constitute qualified dividend income, ordinary income dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the unitholder’s tax basis in its units; any excess will be treated as gain from the sale of its units, as discussed below.

Sale or Redemption of Units. A unitholder will recognize gain or loss on the sale of units in an amount equal to the difference between the proceeds of the sale and the unitholder’s adjusted tax basis in the units. The sponsor has the right, but not the obligation, to purchase units for a cash amount equal to the current redemption price from any unitholder that opts to have its units redeemed. The Company will not redeem unitholders in cash prior to the Company’s mandatory termination date but will redeem a unitholder through a distribution of the unitholder’s pro rata share of the Company’s Warrants. Upon such a redemption, the unitholder will recognize gain or loss measured by the difference on the date of the redemption between the aggregate value of the Warrants received and the unitholder’s tax basis in the units redeemed. The Warrants received upon redemption will generally have an initial tax basis equal to their respective market values on the date of redemption and the unitholder’s holding period in the Warrants will start on the date of the exchange.

All or a portion of any loss so recognized may be disallowed if the unitholder acquires other units within a period of 61 days beginning 30 days before such disposition, such as pursuant to reinvestment of a dividend in units.

In general, any gain or loss arising from (or treated as arising from) the sale or redemption of units will be considered capital gain or loss and will be long-term capital gain or loss if the units were held for more than one year. However, any capital loss arising from the sale or redemption of units held for six months or less will be treated as a long-term capital loss to the extent of the amount of any capital gain dividends received on (or undistributed capital gains credited with respect to) such units. Capital gain of a noncorporate U.S. unitholder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held by the unitholder for more than one year. Capital gain of a corporate unitholder is taxed at the same rate as ordinary income.

Treatment of Holders of the Warrants after In-Kind Distributions. The Warrants will likely constitute a “straddle” for federal income tax purposes, and a unitholder’s holding period in the Warrants will accordingly likely be tolled for the period during which it holds all of the Warrants. Upon a sale of all Warrants held by a unitholder, the unitholder will recognize net capital gain or loss equal to the difference between proceeds of the sale and tax basis of the Warrants. Because the Warrants will likely constitute a straddle, such capital gain or loss may be short-term gain or loss regardless of how long the unitholder has held the Warrants. If the unitholder sells the Put Warrant at a different time than the Call Warrants, such holder could have long-term capital gain or loss on disposition of one set of the Warrants. Such treatment would be applicable only if the unitholder held one set of Warrants for more than one year after the disposition of the other set of Warrants.

Any loss on a disposition of some of the Warrants may not be deductible currently. If the unitholder has made an “identified straddle” election with respect to the Warrants, a unitholder will be required to add such loss to the unitholder’s basis in the remaining offsetting position. If an “identified straddle” election does not apply, such loss may be deferred and may not become deductible until such unitholder sells or otherwise disposes of all of their Warrants. Unitholders who receive in-kind distribution are urged to consult their tax advisors about the tax consequences of holding a straddle and the advisability of making an identified straddle election.

Backup Withholding. The Company will be required in certain cases to backup withhold and remit to the U.S. Treasury a portion of qualified dividend income, ordinary income dividends and capital gain dividends, and the proceeds of redemption of units, paid to any unitholder (1) who has provided either an incorrect tax identification number or no number at all, (2) who is subject to backup withholding by the IRS for failure to report the receipt of interest or dividend income properly or (3) who has failed to certify to the Company that it is not subject to backup withholding or that it is a corporation or other “exempt recipient”. Backup withholding is not an additional tax and any amounts withheld may be refunded or credited against a unitholder’s federal income tax liability, provided the appropriate information is furnished to the IRS.

Foreign Unitholders. Taxation of a unitholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership (“foreign unitholder”) may be different from the treatment described herein. Foreign unitholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Company, the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

State and Local Tax Matters. Depending on the residence of the unitholders for tax purposes, distributions may also be subject to state and local taxes. Unitholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Company.

ADMINISTRATION OF THE COMPANY

The Sponsor

The sponsor of the Company is Barclays Capital Inc. Barclays Capital Inc. and its affiliated companies (collectively, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group also operates in many other countries around the world. Barclays Capital Inc. is an indirect wholly-owned subsidiary of Barclays PLC, which is the ultimate holding company of the Group and one of the largest financial services companies in the world by market capitalization. You can contact us at 200 Park Avenue, New York, New York 10166. We also serve as supervisor of the Company.

If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate the Company without a sponsor, or terminate the Company. We have adopted a code of ethics applicable to us and the Company that requires our employees who have access to information on Company transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Company.

As mentioned above, the sponsor and its affiliates are part of a major global financial services firm. As a result, the sponsor and other members of the Group are engaged in many aspects of the financial services industry and may from time to time act as market maker or specialist for securities in the Index, participate in offerings of securities in the Index or securities issued by issuers included in the Index, or participate in offerings of securities issued by the issuers of the Securities. The sponsor or an affiliate may act as a counterparty in derivative transactions with issuers of the Securities, including transactions hedging an issuer’s market risk related to issuance of the Securities or similar securities. The sponsor and its affiliates engage in trading activities related to Index components, or futures, options or other derivatives on such components or the Index. These trading activities could influence the value of the Index or its component stocks and may include taking positions that are opposite those of the Company’s portfolio. The sponsor and its affiliates may from time to time publish research reports on various securities, issuers and other matters, including reports related to Index components or the issuers of the Securities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding units of the Company. Any of these activities by the sponsor or other members of the Group may affect the market price of the components of the Index and/or the value of the Securities.

The Trustee

The Bank of New York is the trustee of the Company with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling                      or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and unitholders.

Portfolio Administration

The Company is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The Company intends to buy and sell Securities only:

•	to pay expenses to the extent not covered by cash set aside to pay expenses,

•	to issue additional units or redeem units,

•

in limited circumstances to protect the Company, such as if serious adverse credit issues arise regarding a Security’s issuer or a change in tax treatment of the portfolio Securities occurs resulting in current accruals of income on the Securities,

•	to make required distributions or avoid imposition of taxes on the Company,

•	in connection with termination of the Company, and

•	as permitted by the trust agreement consistent with the following discussion.

The Company is structured in an effort to avoid sales or other liquidations of the Securities prior to the Company’s mandatory termination date; however, certain situations could arise that make such sales necessary or advisable prior to this time. These situations may include, but are not necessarily limited to, the existence of serious adverse credit factors related to a Security issuer, a Security issuer defaulting on its obligations under the Securities or other obligations, certain legal actions against an issuer, a proposed or actual change in tax treatment that results in the current accrual of interest or other current income in respect of the Company’s investment in the Securities, or actual Company expenses exceeding the cash set aside to pay such expenses (a “Significant Liability, Credit or Tax Event”). If the Company sells Securities, the composition and diversity of the Securities in the portfolio may be altered. If the trustee liquidates a Security, the trustee may also seek to liquidate other Securities in an effort to maintain the protection from loss offered by the Company and/or the tax status of the Company. If any contract for the purchase of Securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of Security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the Securities detrimental to the Company. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the same criteria as described in the next paragraph regarding reinvestments related to adverse tax law changes. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for tax purposes. When the Company buys or sells Securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Company or the trustee but neither placement of such orders nor the amount of commissions will be based on sales of units of the Company.

In the event of a change in United States tax treatment that results in the current accrual of interest or other current income in respect of the Company’s investment in the Securities as determined by the sponsor, the trustee shall be permitted, upon direction of the sponsor, to sell, liquidate or otherwise dispose of Securities held by the Company as deemed necessary by the sponsor and reinvest the proceeds in a combination of debt obligations and warrants, options or similar securities, but the sponsor intends to limit its reinvestment in that case so that (a) such securities are issued by issuers with long-term obligation credit ratings of A or better by at least one nationally recognized statistical rating organization that is registered with the Securities and Exchange Commission under Section 15E of the Securities Exchange Act of 1934, as amended, or any successor law, rule or regulation, (b) such securities mature on or about the Company’s mandatory termination date, (c) the combined investment in such securities allows the trustee to maintain the qualification of the Company as a “regulated investment company” as defined in the United States Internal Revenue Code of 1986, as amended, (d) the combined investment in such securities generates current cash income sufficient to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Company or on undistributed income in the Company and (e) the combined investment in such securities provides participation by the Company in any appreciation of the Index above the Starting Value of the Index while seeking protection from loss in respect of a decline in the value of the Index below the Starting Value of the Index. If the Index is no longer compiled, maintained or made available at the time of the event described above, the sponsor may (a) follow the process described above using securities based on the components of the Index, and the percentage weightings of such components, as existed on the last date on which the Index components and weightings were available to the Company or (b) direct the trustee to terminate the Company and liquidate the Company in such manner as the sponsor shall direct. There can be no assurance that it will be practicable for the Company to make any reinvestment as described above. To the extent that such reinvestment does not occur, the Company will distribute the sale proceeds of Securities net of any expenses.

If the Company exercises its reinvestment powers, the Company may ultimately hold assets that make current taxable income distributions, such as dividend or interest income. In this case the Company would generally distribute amounts approximately equal to its net investment income currently to investors and income would likewise be includable in an investor’s taxable income on a current basis. Holders should consider this possibility in deciding whether to invest in the Company. It is also possible that the Company will recognize losses from the disposition of its assets. You should consider the possibility of such losses in evaluating whether to invest in the Company or retain an investment in units.

In addition to the foregoing, we may amend the trust agreement and take such action, and instruct the trustee to take such action, as we deem necessary or advisable, including seeking any necessary regulatory approvals or relief, to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that we obtain the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company. If we obtain this consent and any necessary regulatory approvals and the Company converts to a closed-end company or an open-end company, we may instruct the trustee to dispose of the Securities and reinvest in new securities at our discretion, provided that any new securities collectively provide participation in any appreciation of the Index above the Starting Value of the Index while seeking protection from loss in respect of a decline in the value of the Index below the Starting Value of the Specified Index. You should understand that an open-end company or a closed-end company may impose management fees not imposed by unit investment trusts and open-end funds may impose distribution or shareholder service fees not imposed by unit investment trusts. As a result, fees and expenses could increase if a conversion occurs. In the event of conversion to a closed-end company, the units would generally cease to be redeemable at a redemption price based on current net asset value but might be listed on a national securities exchange or market system. Shares of closed-end funds listed on a securities exchange frequently trade at a discount to their net asset value. Open-end funds and closed-end funds also have a board of directors and must comply with various requirements not applicable to unit investment trusts. We believe, however, that the unit investment trust structure is desirable, given the Company’s investment objective and investments. Investors should assume, therefore, that it is unlikely that we would decide to recommend to unitholders a conversion of the Company to an open-end or closed-end investment company.

The trust agreement governing the Company gives the sponsor investment discretion beyond the powers described above to instruct the trustee to sell portfolio Securities and reinvest the proceeds into new investments as determined by the sponsor at any time. In the Company’s view, this broad discretion is not consistent with the Company’s status as a unit investment trust under the Investment Company Act of 1940 under current law and regulatory positions. As a result, the sponsor does not intend to exercise these broad powers unless (a) the Company is first converted to an open-end fund or a closed-end fund after obtaining a vote of unitholders and any necessary regulatory approvals or relief as described in the preceding paragraph or (b) the sponsor first obtains an order, ruling or advice from the Securities and Exchange Commission providing that the specific exercise of such power will not adversely affect the Company’s status as a unit investment trust. We do not currently intend to seek such an order, ruling or approval and, if sought, there can be no assurance that an order, ruling or approval would be granted.

Reports

The trustee or your financial advisor will make available to you a statement showing income and other receipts of the Company for each distribution. Each year the trustee will also provide an annual report on the Company’s activity and certain tax information. You can request copies of Security valuations to enable you to complete your tax forms and audited financial statements for the Company, if available.

Amending the Trust Agreement

The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change the trust agreement to reduce your interest in the Company without your consent. Investors owning two-thirds of the units in the Company may vote to change the trust agreement. In addition to the foregoing, we may amend the trust agreement and take such action, and instruct the trustee to take such action, as we deem necessary or advisable to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that we obtain the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company.

Company Termination

The Company will terminate on the mandatory termination date set forth under “Investment Overview—Essential Information”, if not terminated earlier due to the maturity, sale, liquidation or other disposition of the final portfolio Security. The trustee may terminate the Company early if the value of the Company is less than 40% of the original value of the Securities in the Company at the time of deposit. In addition, the trustee will terminate the trust prior to the Company’s mandatory termination date if all of the Call Warrants have been distributed in-kind to redeeming unitholders as described under “Investor Information—Selling Units”. At this point, the Company’s portfolio would consist of only Options and the Put Warrant. Investors owning two-thirds of the units in the Company may also vote to terminate the Company early. The trustee will liquidate the Company in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Company would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Company. If this happens, we will refund any sales charge that you paid.

The trustee will notify you of any termination and sell any remaining Securities. We will determine the manner and timing of any sale of Securities. Since the trustee may sell Securities within a relatively short period of time, the sale of Securities as part of the Company termination process could result in a lower sales price than might otherwise be realized if such sale were not required at this time. The trustee will send your final cash distribution to you within a reasonable time following liquidation of all the Securities after deducting final expenses and charges. Your termination distribution may be less than the price you originally paid for your units.

Expenses

The Company will pay various expenses to conduct its operations. The estimated amounts of these expenses appear under “Investment Overview—Fees and Expenses”. In an effort to maintain the Company’s investment in the Securities, a portion of the unit value includes an amount of cash in the amount of the Company’s anticipated annual operating expenses to be incurred over the Company’s scheduled life. This cash, along with cash held for payment of organization expenses, will be held in a non-interest bearing account solely for the purpose of paying Company expenses. If this cash exceeds the actual expenses of the Company through termination of the Company, any excess cash will be distributed to unitholders within a reasonable time following termination of the Company. If this cash is insufficient to pay expenses, the trustee may sell Securities to pay expenses. The ability of the Company to achieve its objective may be adversely affected if the trustee sells Securities and unitholders may realize tax consequences. The Company will not pay any fee to us other than the sales charge paid by unitholder at the time of a purchase of units.

The Company will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the Company in non-interest bearing accounts. The Company will pay a fee to the evaluator for its services. These fees may adjust for inflation without your approval.

The Company will also pay its general operating expenses. The Company may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect the Company, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions, if any. The Company may pay the costs of updating its registration statement each year.

UNIT DISTRIBUTION

We sell units to the public through broker-dealers and other firms. We pay part of the sales charge to these distribution firms when they sell units. During the initial offering period, the broker-dealer concession or agency commission that we allow to selling firms is as follows:

Transaction Amount	Concession or Agency Commission
Less than $50,000%
$50,000 - $99,999
$100,000 - $249,999
$250,000 - $499,999
$500,000 - $999,999
$1,000,000 or more

These concessions or agency commissions are applied as a percent of the public offering price per unit at the time of the transaction. The different levels are also applied on a unit basis using a [$1,000] unit equivalent. Following the initial offering period, the broker-dealer concession or agency commission that we allow to selling firms for secondary market transactions is     % of the public offering price per unit. Any sales charge discount is borne by the broker-dealer or selling firm out of the concession or agency commission. We reserve the right to change the amount of concessions or agency commissions from time to time.

We or an affiliate may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell units of the Company and our other products or products sponsored by our affiliates. This compensation may be intended to result in additional sales of proprietary products and/or compensate broker-dealers and financial advisors for past sales. These payments may be made for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Any order for units may be rejected by the sponsor in whole or in part.

The sponsor or one of the sponsor’s affiliates may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor or its affiliate pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits Securities to create units. The amount of our profit or loss on the initial deposit of Securities into the Company is shown in the “Notes to Schedule of Investments.”

OTHER MATTERS

Legal Matters

Chapman and Cutler LLP acts as counsel for the Company. Sullivan & Cromwell LLP acts as special tax counsel for the Company. Carter, Ledyard & Milburn LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm

                    , independent registered public accounting firm, audited the statement of financial condition and the schedule of investments included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that the Company filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the Securities in your portfolio, investment risks and general information about the Company. You can obtain the Information Supplement by contacting us or by contacting the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

This prospectus does not include all information filed with the Securities and Exchange Commission (“SEC”). Information about the Company (including the information supplement) can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Information about the Company is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may also obtain Company information, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC’s Public Reference Section at 100 F Street NE, Washington, D.C. 20549.

Securities Act file number: 333-148457

Investment Company Act file number: 811-22160

BLPP PORTFOLIO 2008-1

Prospectus

                    , 2008

Patent Pending

The information in this information supplement is not complete and may be changed. No one may sell units of the Company until the registration statement filed with the Securities and Exchange Commission is effective. This information supplement is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Information Supplement Dated March 6, 2008

Subject to Completion

BLPP 1

BLPP PORTFOLIO 2008-1

Information Supplement

Patent Pending

This Information Supplement provides additional information concerning the Company described in the prospectus for the BLPP series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a Company. It may not be used to offer or sell units of a Company without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a Company. You can obtain the prospectus without charge by contacting your financial professional or by contacting Barclays Capital Inc. at 200 Park Avenue, New York, New York 10166 or by calling (800)     -        . This Information Supplement is dated as of the date of the prospectus. Capitalized terms used but not defined herein shall have the meaning assigned to them in the prospectus.

General Information

Each Company is one of a series of separate unit investment trusts created under the name BLPP and registered under the Investment Company Act of 1940. Each Company was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each Company was created under a trust agreement between Barclays Capital Inc. (as sponsor and supervisor), The Bank of New York (as trustee), and                      (as evaluator).

When your Company was created, the sponsor delivered to the trustee Securities or contracts for the purchase thereof for deposit in the Company and the trustee delivered to the sponsor documentation evidencing the ownership of units of the Company. At the close of the New York Stock Exchange on the Company’s inception date, the number of units may be adjusted so that the public offering price per unit equals [$1,000]. The number of units, fractional interest of each unit in the Company and estimated interest distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each Company may be issued from time to time by depositing in the Company additional Securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional units are issued by a Company as a result of the deposit of additional Securities by the sponsor, the aggregate value of the Securities in the Company will be increased and the fractional undivided interest in the Company represented by each unit will be decreased. The sponsor may continue to make additional deposits of Securities into a Company, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal or notional amounts of the Securities in such Company. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each Security. If the sponsor deposits cash to purchase additional Securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Company will pay any associated brokerage fees and other acquisition costs.

Each unit initially offered represents an undivided interest in the related Company. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional Securities being deposited by the sponsor, the fractional undivided interest in a Company represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such Company represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

A Company holds (a) the Securities listed under “Schedule of Investments” in the prospectus as may continue to be held from time to time in the Company, (b) any additional Securities acquired and held by the Company pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the Company. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for

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the purchase of any of the Securities initially deposited in a Company fail, the sponsor will, unless substantially all of the moneys held in the Company to cover such purchase are reinvested in substitute Securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Objective and Policies

The Company seeks to provide capital appreciation potential combined with loss protection using a [seven]-year strategy that seeks to capture any price appreciation of the [Standard & Poor’s 500] Index (the “Index”) over this period. The Company is intended to return to unitholders on or about the Company’s mandatory termination date in [seven] years (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by the percentage increase in the value of the Index, if any, from the value of the Index at the close of the market on the day before the Company’s initial date of deposit (the “Starting Value”) to the value of the Index at the close of the market on the Company’s mandatory termination date (the “Closing Value”). The value of the Index does not include dividends paid on any of the stocks in the Index. There can be no assurance that the Company will achieve its objective. The prospectus provides additional information regarding the Company’s objective and investment strategy.

The Company is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a Company, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a portfolio.

The Company is structured in an effort to avoid sales or other liquidations of the Securities prior to the Company’s mandatory termination date; however, certain situations could arise that make such sales necessary or advisable prior to this time. These situations may include, but are not necessarily limited to, the existence of serious adverse credit factors related to a Security issuer, a Security issuer defaulting on its obligations under the Securities or other obligations, certain legal actions against an issuer, a proposed or actual change in tax treatment that results in the current accrual of interest or other current income in respect of the Company’s investment in the Securities, or actual Company expenses exceeding the cash set aside to pay such expenses (a “Significant Liability, Credit or Tax Event”). If the Company sells Securities, the composition and diversity of the Securities in the portfolio may be altered. If the trustee liquidates a Security, the trustee may also seek to liquidate other Securities in an effort to maintain the protection from loss offered by the Company and/or the tax status of the Company. If any contract for the purchase of Securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute Securities in accordance with the trust agreement. The sponsor may direct the reinvestment of Security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the Securities detrimental to the Company. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other Securities that meet the same criteria as described in the next paragraph regarding

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reinvestments related to adverse tax law changes. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for tax purposes. When the Company buys or sells Securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Company or the trustee but neither placement of such orders nor the amount of commissions will be based on sales of units of the Company.

In the event of a change in United States tax treatment that results in the current accrual of interest or other current income in respect of the Company’s investment in the Securities as determined by the sponsor, the trustee shall be permitted, upon direction of the sponsor, to sell, liquidate or otherwise dispose of Securities held by the Company as deemed necessary by the sponsor and reinvest the proceeds in a combination of debt obligations and warrants, options or similar securities, but the sponsor intends to limit its reinvestment in that case so that (a) such securities are issued by issuers with long-term obligation credit ratings of A or better by at least one nationally recognized statistical rating organization that is registered with the Securities and Exchange Commission under Section 15E of the Securities Exchange Act of 1934, as amended, or any successor law, rule or regulation, (b) such securities mature on or about the Company’s mandatory termination date, (c) the combined investment in such securities allows the trustee to maintain the qualification of the Company as a “regulated investment company” as defined in the United States Internal Revenue Code of 1986, as amended, (d) the combined investment in such securities generates current cash income sufficient to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Company or on undistributed income in the Company and (e) the combined investment in such securities provides participation by the Company in any appreciation of the Index above the Starting Value of the Index while seeking protection from loss in respect of a decline in the value of the Index below the Starting Value of the Index. If the Index is no longer compiled, maintained or made available at the time of the event described above, the sponsor may (a) follow the process described above using securities based on the components of the Index, and the percentage weightings of such components, as existed on the last date on which the Index components and weightings were available to the Company or (b) direct the trustee to terminate the Company and liquidate the Company in such manner as the sponsor shall direct. There can be no assurance that it will be practicable for the Company to make any reinvestment as described above. To the extent that such reinvestment does not occur, the Company will distribute the sale proceeds of Securities net of any expenses.

If the Company exercises its reinvestment powers, the Company may ultimately hold assets that make current taxable income distributions, such as dividend or interest income. In this case the Company would generally distribute amounts approximately equal to its net investment income currently to investors and income would likewise be includable in an investor’s taxable income on a current basis. Holders should consider this possibility in deciding whether to invest in the Company. It is also possible that the Company will recognize losses from the disposition of its assets. You should consider the possibility of such losses in evaluating whether to invest in the Company or retain an investment in units.

In addition to the foregoing, we may amend the trust agreement and take such action, and instruct the trustee to take such action, as we deem necessary or advisable, including seeking any

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necessary regulatory approvals or relief, to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that we obtain the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company. If we obtain this consent and any necessary regulatory approvals and the Company converts to a closed-end company or an open-end company, we may instruct the trustee to dispose of the Securities and reinvest in new securities at our discretion, provided that any new securities collectively provide participation in any appreciation of the Index above the Starting Value of the Index while seeking protection from loss in respect of a decline in the value of the Index below the Starting Value of the Specified Index. You should understand that an open-end company or a closed-end company may impose management fees not imposed by unit investment trusts and open-end funds may impose distribution or shareholder service fees not imposed by unit investment trusts. As a result, fees and expenses could increase if a conversion occurs. In the event of conversion to a closed-end company, the units would generally cease to be redeemable at a redemption price based on current net asset value but might be listed on a national securities exchange or market system. Shares of closed-end funds listed on a securities exchange frequently trade at a discount to their net asset value. Open-end funds and closed-end funds also have a board of directors and must comply with various requirements not applicable to unit investment trusts. We believe, however, that the unit investment trust structure is desirable, given the Company’s investment objective and investments. Investors should assume, therefore, that it is unlikely that we would decide to recommend to unitholders a conversion of the Company to an open-end or closed-end investment company.

The trust agreement governing the Company gives the sponsor investment discretion beyond the powers described above to instruct the trustee to sell portfolio Securities and reinvest the proceeds into new investments as determined by the sponsor at any time. In the Company’s view, this broad discretion is not consistent with the Company’s status as a unit investment trust under the Investment Company Act of 1940 under current law and regulatory positions. As a result, the sponsor does not intend to exercise these broad powers unless (a) the Company is first converted to an open-end fund or a closed-end fund after obtaining a vote of unitholders and any necessary regulatory approvals or relief as described in the preceding paragraph or (b) the sponsor first obtains an order, ruling or advice from the Securities and Exchange Commission providing that the specific exercise of such power will not adversely affect the Company’s status as a unit investment trust. We do not currently intend to seek such an order, ruling or approval and, if sought, there can be no assurance that an order, ruling or approval would be granted.

The trustee may sell Securities, designated by the supervisor, from a Company for the purpose of redeeming units of such Company tendered for redemption and the payment of expenses where actual Company expenses exceed the cash set aside to pay these expenses.

In addition, the trustee may dispose of certain Securities and take such further action as may be needed from time to time to ensure that a Company continues to satisfy the qualifications of a regulated investment company and as may be needed from time to time to avoid the imposition of any tax on a Company or undistributed income of a Company as a regulated investment company.

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Proceeds from the sale of Securities (or any securities or other property received by a Company in exchange for securities) are credited to the capital account (the “Capital Account”) of a Company. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a Company of any securities other than the portfolio Securities is prohibited.

Because certain of the Securities in certain of the Companies may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a Company will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any security that has been purchased for a Company under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such Company.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the Company and must not adversely affect the federal income tax status of the Company. Whenever a Replacement Security is acquired for a Company, the trustee shall notify all unitholders of the Company of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Company of the Failed Security exceeded the cost of the Replacement Security.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the Company and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other Securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such Company.

In the event that a Replacement Security is not acquired by a Company, the income for such Company may be reduced.

To the best of the sponsor’s knowledge, there is no litigation pending as of the Company’s inception in respect of any Security that might reasonably be expected to have a material adverse effect on the Company. At any time after the Company’s inception, litigation may be instituted on a variety of grounds with respect to the Securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Company. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

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Risk Factors

All investments involve risk. This section describes the main risks that can impact the value of the Securities in your portfolio. You should understand these risks before you invest. If the value of the Securities falls, the value of your units will also fall. We cannot guarantee that the Company will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the Securities held by the Company will fluctuate. This could cause the value of your units to fall below your original purchase price and/or below [$1,000] per unit. The value of the Securities will likely be primarily affected by the value of the component stocks of the Index but will also be affected by factors related to the Security issuers as well as other factors that generally affect the value of warrants and options. While the value of the Securities may depend significantly on the performance of the Index, the financial condition of a Security issuer will likely have a greater impact on the value of the Security if the financial condition of the Security issuer weakens. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Security’s issuer, perceptions of the issuer, or ratings on a Security.

The Company’s ability to provide capital appreciation depends primarily on the Company’s investment in Call Warrant A and Call Option A. If the Closing Value of the Index is less than the Index level Starting Value, the Company will not receive a payment on Call Warrant A or Call Option A (but would be entitled to receive payments on Call Warrant B, Call Option B and the Put Warrant approximately equal to [$1,000] per unit). This will be true even if the level of the Index at some time during the life of the Company was higher than the Starting Value. If the Closing Value of the Index does not exceed the Starting Value on the Company’s mandatory termination date, you will receive no more than [$1,000] per unit.

If the Company sells Securities during its life to pay unit redemptions or extraordinary Company expenses, the Company could realize losses on such liquidations based on the current value of any Security liquidated. While this is not anticipated, it could cause all unitholders to receive less than their purchase price or less than [$1,000] per unit upon a unit redemption or Company termination.

Termination Value. The Company has been designed to return to investors who hold their units until the Company’s mandatory termination date (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by the percentage increase in the value of the Index, if any, from the Starting Value of the Index to the Closing Value of the Index. The Company is designed to provide you with a minimum termination value approximately equal to the price you pay for your units if you purchase units on the Company’s initial date of deposit and hold your investment until Company’s mandatory termination date in [seven] years. If you redeem or sell your units prior to the Company’s mandatory termination date, the amount you will receive will be equal to the current redemption price per unit (based on the value at that time of the Securities in the Company) and you may receive less than the amount described above.

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The Company might not provide its anticipated loss protection at termination in certain circumstances. These circumstances may include, but are not limited to, if the Company terminates early, a Security issuer defaults on its obligations, the Index is no longer published or delivery of Index values is disrupted, or the Company liquidates Securities due to adverse credit factors affecting an issuer, due to adverse tax law changes affecting treatment of the Securities, to pay unanticipated or extraordinary expenses for which existing cash reserves are insufficient or to pay unit redemptions which are not paid in-kind distribution of Warrants.

Securities. The Company invests in warrants and options. The Securities in the Company’s portfolio obligate the issuers of the Securities to make a payment to the Security holders at expiration of the Securities based on the change in value of the Index. At the expiration date of the Securities on or about the Company’s mandatory termination date, the Securities held by the Company either will be automatically exercised or will expire unexercised because they have become worthless. The table under “Investment Overview—Hypothetical Security Expiration Examples” in the prospectus illustrates the operation of the Securities given certain increases or decreases in the value of the Index. As illustrated in that table, if the Put Warrant expires unexercised and worthless, then the Call Warrants and Options will be automatically exercised pursuant to their terms without further action by the Company and the Company will receive a cash payment based on the Index performance assuming the issuers of the Securities do not default. On the other hand, if one or both of the Call Warrants and Options expire unexercised and worthless, then the Put Warrant will be automatically exercised pursuant to its terms without further action by the Company and the Company will receive a cash payment based on the decrease in Index value assuming the issuers of the Securities do not default. The Securities may not be exercised prior to their expiration dates. The Warrants have been registered with the Securities and Exchange Commission by the issuers thereof under the Securities Act of 1933. Neither the Warrants nor the Options will be listed on a securities exchange.

Many economic and market factors will influence the value of the Company’s Securities, including but not limited to: the expected (implied) volatility of the Index (including its underlying component stocks); the time to expiration of the Warrants; the dividend rate on the stocks underlying the Index; interest and yield rates in the market; interest and yield rates available to each Security issuer; economic, financial, political, regulatory or judicial events that affect the stocks represented in the Index or securities markets generally; and creditworthiness of each Security issuer. The value of the Securities will also be adversely affected by changes in the value of the securities which comprise the Index, changing investor perceptions regarding the general condition of the stock market or the Index securities, and a reduction in the perceived implied volatility of the stock market or the Index. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the values of the Securities.

A decrease in the value of the Index is expected to decrease the value of the Call Warrants and Options and an increase in the value of the Index is expected to increase the value

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of the Call Warrants and Options. An increase in the value of the Index is expected to decrease the value of the Put Warrant and a decrease in the value of the Index is expected to increase the value of the Put Warrant. Unlike stocks and bonds, which may fall in value after you purchase them but, in the absence of insolvency, will generally have some value, the Securities can become worthless at expiration (the issuer will not be obligated to make any payment to the Company). If the Closing Value of the Index is less than the Starting Value of the Index, Call Warrant A and Call Option A will expire worthless. Similarly, if the Closing Value of the Index is less than [70%] of the Starting Value, Call Warrant B and Call Option B will expire worthless. On the other hand, if the Closing Value of the Index is greater than [170%] the Starting Value of the Index, the Put Warrant will expire worthless. You should also be aware that the value of the Securities will not necessarily increase or decrease at the same rate as the Index. As the Securities approach their expiration, their value should increasingly move in tandem with the Index. The historical performance of the Index is not indicative of future performance and cannot be used to predict the values at the expiration date of the Securities. In particular, the level of the Index at the expiration date may be flat or negative compared to the level of the Index at the time the Company acquired the Securities.

The unit value includes an amount of cash set aside to pay the organization costs and operating expenses of the Company. In addition, redemptions of units prior to termination of the Company will generally be satisfied through an in-kind distribution of Warrants. As a result, it is anticipated that it will not be necessary for the Company to sell Securities during its life to pay Company expenses or unit redemptions. It is possible, however, that the Company could incur unexpected or extraordinary expenses or the sponsor and trustee could determine that it is beneficial to the Company to satisfy unit redemptions in cash. In such a case, the Company may sell Securities in order to pay expenses of the Company or to meet redemptions. The Company has the right, in the discretion of the sponsor, to liquidate a Security prior to its expiration date in the event of certain adverse developments concerning a Security’s issuer or the tax status of a Security that might make retention of the Security detrimental to the interests of unitholders. In certain cases, the sponsor may also direct the trustee to reinvest the proceeds of a Security liquidation in other securities. See “Administration of the Company—Portfolio Administration” in the prospectus. The liquidation of any Security or the reinvestment of liquidation proceeds could dilute the value of each unit, reduce the capital appreciation potential of the Company and/or the ability of the Company to provide protection against losses. Further, the sale of Securities could result in taxable income to the company that, in turn, would require the Company to make a taxable distribution to investors in order to maintain the Company’s tax status.

Disruptions or suspensions of trading in the securities markets or disruptions, suspensions or termination of the Index may make valuation of the Securities difficult. If a market or Index disruption occurs at or near the expiration date of the Securities, there may be a delay in calculation of the Closing Value of the Index at expiration and/or a delay in any payment by the issuers. The Securities may limit the amount of time that such a postponement may continue. If a market or Index disruption event occurs on the last possible date, the issuer or calculation agent may make a good faith estimate of the Closing Value of the Index that would have prevailed in the absence of the market disruption.

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The Security issuers or an affiliate may act as calculation agent for the Securities. The duties of the calculation agent include making determinations that affect the Securities, such as determining the final Index level at expiration used to determine the final payment to Security holders and determining whether to postpone payment due to a market or Index disruption or other event. These exercise of these duties could adversely affect the value of a Security and may present a conflict of interest between the issuer and Security holders. Neither we nor the trustee participate in or are responsible for the calculation of Security payments and we are not affiliated with the Security issuers or calculation agents.

The Warrants are unsecured contractual obligations of the related issuers. The Options are also unsecured contractual obligations of the related issuer. The Options are over-the-counter call options and are not listed on a securities exchange. Neither the Warrants nor the Options are standardized options of the type issued by the Options Clearing Corporation (“OCC”), a clearing agency regulated by the Securities and Exchange Commission. Unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, holders of the Securities in the Company must look solely to the related issuer for performance of the Security upon expiration.

Credit Risk. The Company’s ability to achieve its investment objective depends upon the ability of the issuer of each Security to meet its obligations under the Security. A Security involves a risk of non-payment by the issuer as a result of the insolvency of the issuer or other factors, including political or economic events. The obligations of the issuers are not collateralized or otherwise secured. A brief description of each Security issuer appears in the prospectus under “Investment Overview—Security Issuers”. That section also describes how you can obtain the prospectus for each Warrant which contains additional information on each Warrant and its issuer.

If you tender units for redemption and the sponsor does not repurchase the units, the trustee will redeem your units and you will receive an in-kind distribution of Warrants as described under “Investor Information—Selling Units” in the prospectus. Redeeming unitholders that are not affiliated persons of the Company will receive only Warrants when they redeem units and will not receive Options. As units are redeemed by unitholders other than the sponsor, its affiliates or affiliated persons of the Company, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. As a result, distributions of Warrants in connection with unit redemptions should not change the investment strategy of the Company but will change the weighting of issuers within the portfolio. Redeeming unitholders will be exposed to risks related to the Warrant issuers while remaining unitholders will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

Liquidity Risk. Liquidity risk is the risk that the value of a Security will fall if trading in the Security is limited or absent. No one can guarantee that a liquid trading market will exist for any Security. The Securities will not be listed on any securities exchange. While the issuers of

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the Securities may intend to make a market in the Securities, they do not have an obligation to do so. Any secondary market in the Securities could be limited or might not continue for the term of the Securities.

Distributions. Because the Securities in the Company do not pay dividends, we anticipate that the Company will generally not make distributions until the Company’s termination distribution. In addition, the Call Warrants and Options held by the Company are tied to the price appreciation of the Index only and do not include any of the dividends paid on the stocks in the Index. As such, the Company is not an appropriate investment if you are seeking current income.

Index Risk. Standard & Poor’s can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. The Securities in the Company will reflect the composition of the Index as it changes from time to time. Changing the companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Standard & Poor’s will not consider the Company’s interests in calculating or revising the Index. Standard & Poor’s can also suspend or terminate publication of the Index at any time without liability to Security holders. If Standard & Poor’s suspends or terminates the Index, a Security issuer could substitute a new or successor index in place of the Index or the Security issuer or calculation agent could calculate the Security payments using a methodology that it determines will replicate the Index as closely as is reasonably possible in the discretion of the issuer or calculation agent.

Investing in a Security does not make an investor a holder of any of the Index stocks. Neither the Company nor its unitholders will have any rights with respect to any of the Index stocks, including voting rights, any right to receive dividends or other distributions, or any other rights with respect to these stocks. Any payment on the Securities will be made in cash and neither the Company nor its unitholders will have a right to receive delivery of any Index stock.

The units are not sponsored, endorsed, sold or promoted by Standard & Poor’s. “Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. [and have been licensed for use by the issuers of the Securities.] Standard & Poor’s (i) does not make any representation or warranty, express or implied, to the investors in the units, (ii) has no obligation to take the needs of the Company or the owners of the units into consideration in determining, composing or calculating the Index, (iii) is not responsible for and has not participated in the determination of the timing, prices, or quantities of the units be issued, and (iv) has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

We and the Company are not affiliated with Standard & Poor’s or The McGraw-Hill Companies, Inc. We and the Company are not responsible for the Index or any information related to the Index provided by Standard & Poor’s and we and the Company are not responsible for the accuracy or completeness of the Index, its component stocks, the value of the Index or any information related to the Index.

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Early Return of Investment. It is possible that the Company may sell portfolio Securities in order to make required distributions, to satisfy expenses in excess of the cash deposited to cover expenses or to protect the Company in the event of certain adverse developments concerning a Security issuer or the tax status of a Security as set forth in the trust agreement governing the Company. Some of these payments may result in an early return of part of your investment and a reduction in the capital appreciation and/or the protection against losses that the Company seeks to offer.

Tax and Legislation Risk. Tax legislation, judicial determinations, tax regulations or positions taken by the Internal Revenue Service (“IRS”) could affect the value of the Securities by changing the taxation or tax characterization of the Securities or gains or other income related to the Securities or the tax status of the Company. No one can predict whether any legislation will be proposed, adopted or amended, any judicial determination will be made or any regulatory action will be taken and no one can predict the impact that any such action might have on the Company or its portfolio Securities. For example, the U.S. Treasury Department and the IRS are currently considering the tax treatment of investments in financial instruments that are not treated as debt instruments for U.S. tax purposes. Among the alternatives under consideration are regimes that could result in the accrual of current income on certain prepayments. A notice published on December 7th, 2007 requests comments regarding the tax treatment of certain prepaid forward contracts. The Company will not own any prepaid forward contracts. There can be no assurance, however, regarding the scope of any guidance that is ultimately promulgated in connection with this inquiry. The Company would not expect any changes that affected the tax treatment of holders or their investments to be applied on a retroactive basis. However, as described in “Administration of the Company—Portfolio Administration” in the prospectus, the Company might alter its investments (in a manner consistent with its economic objective of allowing investors to participate in the appreciation of the Index while protecting them from loss) in response to any change in the tax treatment of the Securities, and any such change could cause holders to receive taxable distributions of income prior to maturity.

Secondary Market Unit Purchases. If you purchase Company units in the secondary market at a price above [$1,000] per unit, you will not benefit from the full loss protection sought by the Company and you may receive less than your purchase price at termination of the Company.

Risks Upon Redemption of Units. This investment has been designed to be held for the entire term of the Company. If you redeem units prior to termination of the Company and you are not an affiliated person of the Company, you will receive an in-kind distribution of the Company’s underlying Warrants (but not Options) as described under “Investor Information—Selling Units—Redeeming Units” in the prospectus. This policy is intended to avoid distribution of Options to unitholders that are not accredited investors under the Securities Act of 1933. As units are redeemed by unitholders other than the sponsor, its affiliates or affiliated persons of the Company, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. Distributions of Warrants in connection with unit redemptions should not change the investment results of the group of assets received by a redeeming unitholder and should not change the investment results of the Company but will

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change the weighting of issuers within the portfolio. After redemption, redeeming unitholders will be exposed solely to risks related to the Warrant issuers while unitholders that remain invested in the Company will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

If you redeem units and sell Warrants so that you subsequently do not hold all three types of Warrants or do not hold all three types of Warrants in the same proportions as existed in the Company’s original portfolio, you will lose the benefit of loss protection at expiration of the Warrants and your investment will be subject to additional risks. If you redeem units and receive Warrants, you will encounter the risks described herein directly rather than indirectly through the Company. There can be no assurance that a liquid market for the Warrants will exist. The value of and your ability to sell a Warrant could be adversely affected if a secondary trading market for the Warrant does not exist or is limited. In addition, the tax consequences of holding the Warrants directly are materially different than the tax consequences of holding units in the Company. You should refer to “Investor Information—Taxes” in the prospectus for additional information and should also consult a tax advisor before making any tax-related decisions. You may not exercise the Call or Put Warrants until they are automatically exercised at their expiration date.

If you sell or redeem units in the Company after the initial offering period ends, the net asset value per unit will reflect deduction of the organization costs per unit. The initial offering period is currently anticipated to be only one day, the Initial Date of Deposit. As a result, if you purchase units in the initial offering on the Initial Date of Deposit and then sell or redeem units on any day after the Initial Date of Deposit, you will pay both the sales charge and organization costs as well as bearing market risk associated with owning the units.

No Government Guarantee. An investment in the Company is not a deposit of any bank and is not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

Administration of the Company

Distributions to Unitholders. Income received by a Company is credited by the trustee to the income account (the “Income Account”) for the Company. All other receipts are credited by the trustee to a separate Capital Account for the Company. Due to the structure of the Company and its investments, the Company is not anticipated to receive income or make income distributions during its life prior to the mandatory termination date of the Company. In the event income is realized by the Company during its life, the trustee will distribute any income received by a Company prior to termination of the Company on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The Company will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the Company. All distributions will be net of applicable expenses, if any. In addition, excess amounts from the Capital Account of a Company, if any, will be distributed at

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least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least [$1.00] per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Any distribution to the unitholders as of a record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders’ pro rata share of the available balance of the Income Account of the Company after deducting expenses, if any. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a Company and, to the extent funds are not sufficient therein, from the Capital Account of a Company amounts necessary to pay the expenses of the Company. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Company. Amounts so withdrawn shall not be considered a part of a Company’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. The trustee may withdraw from the Income and Capital Accounts of a Company such amounts as may be necessary to cover redemptions of units. In addition, the Company holds cash in the amount of the Company’s annual operating expenses to be incurred over the Company’s scheduled life. This cash, along with cash held for payment of organization expenses, will be held in a non-interest bearing account solely for the purpose of paying these expenses. If this cash is insufficient to pay expenses, the trustee may sell securities to pay expenses.

Statements to Unitholders. With any distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a Company are required to be audited annually, at the related Company’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the Company. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a Company a statement, covering the calendar year, setting forth for the Company:

(A)	As to the Income Account:

(1)	the amount of income received on the Securities (including income received as a portion of the proceeds of any disposition of Securities);

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(2)	the amounts paid for purchases of Replacement Securities or for purchases of Securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)	the deductions for applicable taxes and fees and expenses paid by the Company;

(5)	the amounts reserved for purchases of contract Securities, for purchases made pursuant to replace failed contract Securities or for purchases of Securities otherwise pursuant to the trust agreement, if any;

(6)	the deductions for payment of the depositor’s expenses of maintaining the registration of the Company units, if any;

(7)	the aggregate distributions to unitholders; and

(8)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)	As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the Securities, excluding any portion thereof credited to the Capital Account;

(2)	the amount paid for purchases of Replacement Securities or for purchases of Securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)	the deductions for payment of applicable taxes and fees and expenses paid by the Company;

(5)	the deductions for payment of the depositor’s expenses of organizing the Company, if applicable;

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(6)	the amounts reserved for purchases of contract Securities, for purchases made pursuant to replace failed contract Securities or for purchases of Securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of the depositor’s expenses of maintaining the registration of the Company units, if any;

(8)	the aggregate distributions to unitholders; and

(9)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	the following information:

(1)	a list of the Securities held as of the last business day of such calendar year and a list which identifies all Securities sold or other Securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last Company evaluation of such Company made during such calendar year; and

(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a Company nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Company. No unitholder shall have the right to control the operation and management of a Company in any manner, except to vote with respect to the amendment of the trust agreement, conversion of the Company to an open-end or closed-end fund structure or termination of a Company.

Amendment and Termination. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the Company to continue to qualify as a regulated investment company for federal income tax purposes if the Company has elected to be taxed as such under

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the United States Internal Revenue Code of 1986, as amended, (the “Code”) or (b) to prevent the Company from being deemed an association taxable as a corporation for federal income tax purposes if the Company has not elected to be taxed as a regulated investment company under the Code. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a Company represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66  2/3% of the units then outstanding of the affected Company. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected Company and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the Company for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the Company has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the Company. The trustee will notify unitholders of the substance of any such amendment.

In addition to the foregoing, we may amend the trust agreement and take such action, and instruct the trustee to take such action, as we deem necessary or advisable to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that we obtain the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company.

The trust agreement provides that a Company shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the Company but in no event is it to continue beyond the mandatory termination date. If the value of a Company shall be less than the applicable minimum value stated in the prospectus ([40%] of the total value of Securities deposited in the Company during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the Company. In addition, the trustee will terminate the trust prior to the Company’s mandatory termination date if all of the Call Warrants have been distributed in-kind to redeeming unitholders as described in the prospectus. At this point, the Company’s portfolio would consist of only Options and the Put Warrant.

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A Company may be terminated at any time by the holders of units representing 66  2/3% of the units thereof then outstanding. A Company will be liquidated by the trustee in the event that a sufficient number of units of the Company not yet sold are tendered for redemption by the sponsor, so that the net worth of the Company would be reduced to less than 40% of the value of the securities at the time they were deposited in the Company. If a Company is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying Securities on behalf of unitholders in connection with the termination of the Company. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell any remaining Securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a Company’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

Approximately thirty days prior to the mandatory termination date of a Company, the trustee will notify unitholders of the termination. Within a reasonable period after termination, the trustee will sell any Securities remaining in a Company and, after paying any applicable expenses and charges payable by the Company, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Company. Additionally, the Company will distribute to unitholders their pro rata share of the cash deposited to pay for annual Company expenses to the extent such cash exceeds the amount of actual expenses incurred by the Company through termination of the Company.

The Trustee. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800)     -        . The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Company. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a Company. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee

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shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each Company. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a Company.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a Company created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a Company, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of the Company is Barclays Capital Inc. Barclays Capital Inc. and its affiliated companies (collectively, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group also operates in many other countries around the world. Barclays Capital Inc. is an indirect wholly-owned subsidiary of Barclays PLC, which is the ultimate holding company of the Group and one of the largest financial services companies in the world by market capitalization. The sponsor’s headquarters are located at 200 Park Avenue, New York, New York 10166. You can contact the sponsor at this address or by using the contacts listed in the prospectus. The sponsor is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

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If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any Company as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

Barclays Capital Inc. also serves as supervisor. The supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor supervisor. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the supervisor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

As mentioned above, the sponsor and its affiliates are part of a major global financial services firm. As a result, the sponsor and other members of the Group are engaged in many aspects of the financial services industry and may from time to time act as market maker or specialist for securities in the Index, participate in offerings of securities in the Index or securities issued by issuers included in the Index, or participate in offerings of securities issued by the issuers of the Securities. The sponsor or an affiliate may act as a counterparty in derivative transactions with issuers of the Securities, including transactions hedging an issuer’s market risk related to issuance of the Securities or similar securities. The sponsor and its affiliates engage in trading activities related to Index components, or futures, options or other derivatives on such components or the Index. These trading activities could influence the value of the Index or its component stocks and may include taking positions that are opposite those of the Company’s portfolio. The sponsor and its affiliates may from time to time publish research reports on various securities, issuers and other matters, including reports related to Index components or the issuers of the Securities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding units of the Company. Any of these activities by the sponsor or other members of the Group may affect the market price of the components of the Index and/or the value of the Securities.

The Evaluator. The evaluator is named in the prospectus. The evaluator may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

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Limitations on Liability. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust. The Company will pay various expenses to conduct its operations. The estimated amounts of these expenses appear in the prospectus under “Investment Overview—Fees and Expenses”. In an effort to maintain the Company’s investment in the Securities, a portion of the unit value includes an amount of cash in the amount of the Company’s annual operating expenses to be incurred over the Company’s scheduled life. This cash, along with cash held for payment of organization expenses, will be held in a non-interest bearing account solely for the purpose of paying Company expenses. If this cash exceeds the actual expenses of the Company through termination of the Company, any excess cash will be distributed to unitholders within a reasonable time following termination of the Company. If this cash is insufficient to pay expenses, the trustee may sell Securities to pay expenses. The ability of the Company to achieve its objective may be adversely affected if the trustee sells Securities and unitholders may realize tax consequences. The Company will not pay any fee to the sponsor other than the sales charge paid by unitholder at the time of a purchase of units.

The Company will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the Company in non-interest bearing accounts. The Company will pay a fee to the evaluator for its services. These fees may adjust for inflation without your approval.

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The Company will also pay its general operating expenses. The Company may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect the Company, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions, if any. The Company may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

If a Company sells securities, the composition and diversity of the Securities in the Company may be altered. In order to obtain the best price for a Company, it may be necessary for the sponsor to specify minimum amounts in which blocks of Securities are to be sold. In effecting purchases and sales of Securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Company, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of a Company are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus any organization costs borne by a Company plus the applicable sales charge referred to in the prospectus. The sales charge as a percentage of the public offering price is set forth in the prospectus. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established based on the aggregate underlying value of the Securities in the Company. Such price determination as of the time stated in the notes to the “Schedule of Investments” in the prospectus was made on the basis of a valuation of the Securities in the Company prepared by the evaluator. After this time, the evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

Had units of a Company been available for sale at the close of business on the business day before the inception date of the Company, the public offering price would have been as shown under “Investment Overview—Essential Information” in the prospectus. The public offering price per unit of a Company on the date of the prospectus or on any subsequent date will vary from the amount stated under “Investment Overview—Essential Information” in the prospectus in accordance with fluctuations in the prices of the underlying Securities. The net asset value per unit is determined by dividing the value of the Securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio Securities are valued by the evaluator as follows: Securities for which market quotations are readily available are

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valued at the current market value. Common stocks and other exchange-listed securities are generally valued at the last sales price. When market quotations are not readily available, including circumstances under which the evaluator determines that a security’s market quotation is not accurate, Securities are valued at fair value as determined in good faith by the evaluator. In these cases, the Company’s net asset value will reflect certain Securities’ fair value rather than their market price. Because the Securities held by the Company will not be listed on a securities exchange, the evaluator will generally determine the value of these Securities holdings during the initial offering period based on the ask or offer side evaluations of the Securities determined (a) on the basis of current ask prices of the Securities, (b) if ask prices are not available for any particular Security, on the basis of current ask prices for comparable securities, (c) by determining the value of Securities on the ask side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends, the evaluator generally determines the value of unlisted Securities as described in the preceding sentence based on the bid side valuations of the Securities. The ask side price generally represents the price at which dealers or market-makers in the market are willing to sell a security or investors must purchase a security and the bid side evaluation generally represents the price that dealers or market-makers in the market are willing to pay to buy a security or investors must sell a security. The bid side evaluation is lower than the ask side valuation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the applicable Securities. Based on historical market conditions, the spread between the bid and ask side valuations for Securities comparable to the type held by the Company has typically been approximately [1%], however, there is no assurance that these conditions will exist in the future.

The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the Company’s inception date, effective for all sales made during the preceding 24-hour period.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request there for.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of FINRA and through other eligible selling firms. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

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We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell shares of units of this Company and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor. The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of such Companies stated in the prospectus and will pay a portion of such sales charges to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the sponsor and the cost of such Securities to a Company. The sponsor may also realize profits or losses with respect to Securities deposited in a Company which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases Securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such Securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities in a Company.

Market for Units. After the initial offering period, while not obligated to do so, the sponsor or one of its affiliates may, subject to change at any time, maintain a market for units of the Company offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Company if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”)

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or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of an amount equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Company extinguished. The value received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the Securities in the Company at the time of redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts distributed on redemption representing income shall be withdrawn from the Income Account of a Company to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a Company.

Unit redemptions prior to termination of the Company will be satisfied through an in-kind distribution of Warrants to the redeeming unitholder rather than cash, except to the extent that fractional Warrants would be distributed.

Notwithstanding the foregoing, if you are an “affiliated person” of the Company, unit redemptions prior to Company termination will be satisfied through an in-kind distribution of a proportionate amount all assets underlying your units, including the Options, due to requirements of the Investment Company Act of 1940. For this purpose, “affiliated person” will have the meaning assigned to such term in the Investment Company Act of 1940 and rules thereunder as well as affiliated persons of such affiliated persons. For example, in addition to the sponsor and its affiliates, affiliated persons of the Company will generally include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding units of the Company and will also include affiliated persons of such a 5% unitholder.

If you tender units for redemption prior to termination of the Company and the sponsor does not repurchase the units, the trustee will redeem your units and you will receive an in-kind

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distribution of Warrants in an amount equal to the redemption price. If you are not an affiliated person of the Company, this redemption distribution will consist of Warrants only and not Options. This in-kind distribution will include (a) the proportionate amount of the Put Warrant underlying your units, (b) an amount of Call Warrant A representing the proportionate amount of Call Warrant A and Call Option A underlying your units and (c) an amount of Call Warrant B representing the proportionate amount of Call Warrant B and Call Option B underlying your units. This policy is intended to avoid distribution of Options to unitholders that are not accredited investors under the Securities Act of 1933. As units are redeemed by unitholders other than the sponsor or its affiliates, the proportionate amount of Options in the Company’s portfolio will increase relative to the Call Warrants in the portfolio. While the Options and the Call Warrants have the same economic terms, they are issued by different issuers. As a result, distributions of Warrants in connection with unit redemptions should not change the investment strategy of the Company but will change the weighting of issuers within the portfolio. Redeeming unitholders will be exposed to risks related to the Warrant issuers while remaining unitholders will be increasingly exposed to risks related to the Option issuer. It is possible that at some point the portfolio could consist solely of Options and the Put Warrant and the trust agreement provides that the Company will terminate early if this happens.

If you redeem units prior to the Company’s mandatory termination date, the trustee will make an in-kind distribution of Warrants to you by distributing applicable Warrants in book entry form to the account of the your financial professional at Depository Trust Company plus cash equal to any fractional Warrants in an amount equal to the redemption price per unit on the date units are tendered for redemption in complete form. If you hold units registered directly with the trustee and not with a financial professional, such distribution will be made to your account at the trustee.

If you receive Warrants in connection with a unit redemption, you will hold the Warrants directly and your investment will differ from an investment in the Company. You will incur brokerage costs if you sell Warrants received in an in-kind redemption. You will encounter different risks and tax consequences, especially if you sell some of the Warrants you receive and subsequently do not hold all three types of Warrants or do not hold all three types of Warrants in the same proportions as existed in the Company’s original portfolio. Please see “Investor Information—Investment Risks” and “Investor Information—Taxes” in the prospectus. As described under “Investor Information—Taxes” in the prospectus, if you redeem units and receive an in-kind distribution of Warrants, you will recognize gain or loss on the redemption in an amount equal to the difference between the value of the Warrants received on the date of redemption and your tax basis in the units redeemed. The Warrants received upon redemption will generally have an initial tax basis equal to their respective market values on the date of redemption. As described under “Investor Information—Taxes” in the prospectus, if you hold all of the Warrants distributed to you after a unit redemption, any gain or loss that you realize on the Warrants after you receive them will likely be taxed as short-term capital gain or loss regardless of how long you hold the Warrants. If you sell the Put Warrant at a different time than the Call Warrants, you could have long-term capital gain or loss on disposition of one set of Warrants if you held one set of Warrants for more than one year after the disposition of the other set of Warrants.

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The trustee reserves the right to pay the redemption price per unit in cash if the trustee and sponsor determine it to be in the best interest of unitholders in their discretion; however, you should assume that redemptions will be satisfied through an in-kind distribution of Warrants.

If the sponsor or one of its affiliates becomes a unitholder by purchasing units as described above, the sponsor or its affiliate will receive an in-kind distribution of the Securities underlying the units if tendered for redemption. If the sponsor, an affiliate or any affiliated person of the Company receives an in-kind distribution, the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. The trust agreement provides that (1) the affiliated redeeming unitholder will receive its proportionate share of the Company’s current net assets value, (2) the Securities distributed are valued in the same manner as they are valued for computing the net asset value, (3) neither the redeeming unitholder no any other party with a pecuniary incentive to influence the distribution may select or influence the selection of the distributed Securities, (4) the Company must distribute its proportionate share of every asset in the Company’s portfolio with limited exceptions if the unitholder is not an affiliate of the trustee, (5) the distribution cannot favor the redeeming unitholder to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each distribution.

The trustee is empowered to sell Securities in order to make funds available for the redemption of units if unit redemptions are not satisfied through an in-kind distribution. To the extent that Securities are sold or redeemed in-kind, the size of a Company will be, and the diversity of a Company may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The value received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The trustee is irrevocably authorized in its discretion, if the sponsor or one of its affiliates does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

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Computation of Redemption Price. The redemption price for units of each Company is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A.	Adding: (1) the cash on hand in the Company other than cash deposited in the Company to purchase Securities not applied to the purchase of such Securities and (2) the aggregate value of each issue of the Securities held in the Company as determined by the evaluator as described above;

B.	Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Company and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the supervisor, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Company, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C.	Finally dividing the results of such computation by the number of units of the Company outstanding as of the date thereof.

Retirement Plans. A Company may be suited for purchase by individual retirement accounts, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder’s registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the

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books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

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CONTENTS OF REGISTRATION STATEMENT

This Amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The prospectus

The signatures

The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Form of Trust Agreement (to be filed by amendment)

1.1.1	Form of Standard Terms and Conditions of Trust (to be filed by amendment)

1.2	Certificate of Incorporation of Barclays Capital Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for BLPP (File No. 811-22160) as filed on January 3, 2008.

1.3	Bylaws of Barclays Capital Inc. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for BLPP (File No. 811-22160) as filed on January 3, 2008.

2.1	Form of Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith and incorporated herein by reference).

2.2	Form of Code of Ethics (to be filed by amendment)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2	Opinion and consent of Sullivan & Cromwell LLP (to be filed by amendment).

3.3	Opinion of counsel as to the Trustee and the Trust. (to be filed by amendment).

4.1	Consent of evaluator (to be filed by amendment).

4.2	Consent of independent auditors (to be filed by amendment).

6.1	List of directors and officers of Barclays Capital Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for BLPP (File No. 811-22160) as filed on January 3, 2008.

7.1	Financial Statements of Barclays Capital Inc. Reference is made to the financial statements included in Form X-17A-5 for Barclays Capital Inc. (File No. 8-41342) as filed on March 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, BLPP 1 has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 26th day of February, 2008.

BLPP 1

By	BARCLAYS CAPITAL INC., DEPOSITOR

By:	/s/ PHILIPPE EL-ASMAR
Philippe El-Asmar
Managing Director, Americas

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below on February 26, 2008 by the following persons in the capacities indicated:

/s/ CHESTER B. FELDBERG
Chester B. Feldberg
Director of Barclays Capital Inc.

/s/ MICHAEL MONTGOMERY
Michael Montgomery
Director of Barclays Capital Inc.

/s/ JAMES WALKER
James Walker
Director of Barclays Capital Inc.